Registration No. 333-76856

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4/A

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MAUNESHA BANCSHARES, INC.
(Exact name of registrant as specified in its Charter)

WISCONSIN (State of Incorporation)	Applied For (I.R.S. Employer I.D. No)	6711 (Primary Standard Industrial Classification Code No.)

210 WEST MADISON STREET
P.O. BOX 96
WATERLOO, WISCONSIN 53594
(920) 478-2181
(Address and telephone number of principal executive offices)

THOMAS M. WIERSCHEM 210 West Madison Street Post Office Box 96 Waterloo, Wisconsin 53594 (920) 478-2181 (Name, Address, telephone no of agent for service)	JOHN E. KNIGHT Boardman, Suhr, Curry & Field LLP One S. Pinckney Street, 4th Floor Post Office Box 927 Madison, WI 53701-0927 (Copy of Notices)

       Approximate date of commencement of proposed sale of the securities to the public: upon consummation of the reorganization

       If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit*	Proposed maximum aggregate offering price*	Amount of registration fee
Common Stock, $2.50 par value	195,648	$79.52	$15,557,928	$3,718.34

*Based on the book value of the common stock of Farmers & Merchants State Bank on November 30, 2001, estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2).

MAUNESHA BANCSHARES, INC.

Cross Reference Sheet
Form S-4, Part I Item Number	Location in Prospectus
1	Facing Page of Registration Statement; Outside Front Cover Page of Prospectus
2	Table of Contents
3	Summary
4	Summary; The Reorganization; Comparison of Bank Stock With Maunesha Stock
5	Not applicable
6	Maunesha Bancshares, Inc.; Farmers & Merchants State Bank
7	Not applicable
8	The Reorganization
9	Maunesha Bancshares, Inc.; Farmers & Merchants State Bank
10	Not applicable
11	Not applicable
12	Not applicable
13	Not applicable
14	Maunesha Bancshares, Inc.; Comparison of Bank Stock With Maunesha Stock
15	Not applicable
16	Not applicable
17	Farmers & Merchants State Bank; Comparison of Bank Stock With Maunesha Stock
18	Rights of Dissenting Shareholders of Bank
19	Not applicable

Prospectus of Maunesha Bancshares, Inc.

195,648 Shares of Common Stock

and

Proxy Statement of Farmers & Merchants State Bank

Special Meeting of Bank Shareholders to be held April 23, 2002
_____ a.m./p.m. at the __________________, ____________, _____________, Wisconsin

To the shareholders of Farmers & Merchants State Bank:

        This prospectus relates to the shares of Maunesha Bancshares, Inc. stock which will be exchanged, on a four-for-one basis, for your shares of stock of the Farmers & Merchants State Bank as a result of the formation of a bank holding company for the Bank. The holding company formation only will occur, however, if the holders of a majority of the outstanding shares of Farmers & Merchants State Bank stock vote in favor of the transaction.

       If the holding company formation is approved by the shareholders of the Bank, the holding company will be formed through a reorganization. In the reorganization, which is described in detail in this prospectus, the Farmers & Merchants State Bank will become a wholly owned subsidiary of Maunesha Bancshares, Inc., and the shareholders of the Bank will become the shareholders of Maunesha Bancshares, Inc.

        This prospectus - proxy statement is also being furnished to you because the Board of Directors of the Farmers & Merchants State Bank is soliciting your proxy to be used at the special meeting of shareholders to be held on April 23, 2002. At the special meeting, you will be asked to consider and vote on the proposed holding company formation. A form of proxy, on blue paper, is enclosed separately. YOUR VOTE IS IMPORTANT, regardless of how many shares you own. Whether you plan to attend the meeting or not, please complete, date, sign and return the enclosed proxy form promptly in the enclosed envelope. If you attend the meeting and prefer to vote in person, you may do so, even if you turn in your proxy at this time.

       The annual meeting of Bank shareholders will immediately follow the special meeting.

       The common stock of Maunesha Bancshares, Inc. is not listed by any national securities exchange or the NASDAQ Stock Market.

       The following are important disclosures. Please read them carefully:

       You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus - proxy statement is only accurate as of the date printed on the bottom of this page. We are required to advise you if there is any fundamental change affecting the formation of the holding company.

       The shares of Maunesha Bancshares, Inc. stock to be issued in the holding company formation will not be savings accounts or deposits, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the holding company formation, passed upon the accuracy of this prospectus - proxy statement or determined if this prospectus - proxy statement is truthful or complete. Any representation to the contrary is a criminal offense.

       We have structured the holding company formation to qualify as a tax-free transaction under the federal tax laws. Therefore, you should not recognize any gain or loss on the exchange of your Farmers & Merchants State Bank stock for Maunesha Bancshares, Inc. stock.

Thomas M. Wierschem, President

The date of this prospectus - proxy statement is January 16, 2002.

FARMERS & MERCHANTS STATE BANK

210 West Madison Street
P.O. Box 96
Waterloo, Wisconsin 53594
(920) 478-2181

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

       A special meeting of the shareholders of Farmers & Merchants State Bank ("Bank") will be held on April 23, 2002, at ________________________ a.m./p.m., Wisconsin, at ____________, to:

  Vote on the following resolution:

  RESOLVED, that the formation of a bank holding company for Farmers & Merchants State Bank, pursuant to the terms and conditions of an Agreement and Plan of Reorganization between Farmers & Merchants State Bank and Maunesha Bancshares, Inc., and a Merger Agreement between Farmers & Merchants State Bank and New Farmers & Merchants State Bank, whereby (i) Farmers & Merchants State Bank will become a wholly-owned subsidiary of Maunesha Bancshares, Inc., and (ii) shareholders of Farmers & Merchants State Bank will become shareholders of Maunesha Bancshares, Inc., is hereby authorized and approved.

  Transact such other business as may properly come before the meeting or any adjournments thereof.

       The record date for the special meeting is __________, 2002. Only shareholders of record at the close of business on that date can vote at the meeting. In order to form the holding company, a majority of outstanding Bank shares must be voted in favor of the above resolution.

        Shareholders and beneficial shareholders may be entitled to assert dissenters' rights. A copy of the law pertaining to dissenters' rights, sections 221.0706 through 221.0718 of the Wisconsin Statutes, is attached as Exhibit D to the following prospectus - proxy statement.

        The directors of the Bank unanimously believe that the proposed holding company is in the best interests of the Bank and its shareholders, and urge shareholders to vote "for" the above resolution.

By Order of the Board of Directors

Thomas Wierschem, President

Dated: _________________, 2002

Exhibit A - Agreement and Plan of Reorganization
Exhibit B - Merger Agreement
Exhibit C - Tax Opinion of Boardman, Suhr, Curry & Field LLP
Exhibit D - Sections 221.0706 through 221.0718 of Wisconsin Statutes
Exhibit E - Articles of Incorporation and Bylaws of Maunesha Bancshares, Inc.

Summary

       This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the proposed formation of the holding company for the Farmers & Merchants State Bank better, and for a more complete description of the legal terms of these transactions, you should read this entire prospectus - proxy statement carefully, including the Exhibits that are attached at the end.

The Formation of a Bank Holding Company for the Bank

        The Board of Directors of the Farmers & Merchants State Bank ("Farmers & Merchants State Bank" or "Bank") proposes to form a bank holding company for the Bank. If the holding company is approved by the shareholders of the Bank, as part of the formation process, Maunesha Bancshares, Inc., the holding company, will trade four shares of its common stock for each outstanding share of your Bank stock. As a result,

  Maunesha will be owned by you, the former Bank shareholders, and the Farmers & Merchants State Bank will become a wholly-owned subsidiary of Maunesha Bancshares, Inc.

Other things you should know about the formation of the holding company:

  Currently, the Board of Directors has no specific plans to change the compensation or benefits of Bank directors or executive officers, although the Board may make changes in the compensation or benefits in the future.
  Maunesha will not have to file reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, because of an exemption from the filing requirements provided under the securities laws for certain one-bank holding company formations. However, this may change in the future depending on the number of shareholders that Maunesha Bancshares, Inc. has at that time. See “Available Information.”
  Maunesha Bancshares, Inc. will voluntarily provide its shareholders with the same types of reports that the Farmers & Merchants State Bank currently provides to Bank shareholders.
  For more information, see “Available Information.” For more information about the Reorganization, see “The Reorganization - Summary of The Reorganization” and the Agreement and Plan of Reorganization and the Merger Agreement attached as Exhibits A and B.

Reasons for the Reorganization

       In the opinion of the Board of Directors of Farmers & Merchants State Bank, a bank holding company provides many advantages that a bank does not. These advantages are as follows:

  The holding company can purchase its own stock from shareholders. Therefore, it can provide a potential market for the stock of the holding company. State banks are restricted in their ability to purchase their own stock from shareholders. This is the single most important advantage to a bank holding company.
  The holding company will help enable the Farmers & Merchants State Bank to continue under local ownership and control.
  The holding company will be able to respond efficiently to changes in the law governing banks and financial activities.
  Although the Board of Directors has no intention of acquiring other banks at this time, the holding company will be able to more easily acquire other banks and operate them as branches of Farmers & Merchants State Bank or as separate banks in areas not now served by Farmers & Merchants State Bank.
  The holding company will be able to meet future Bank capital needs by having the holding company take out loans which are repaid by nontaxable Bank dividends.
  Unlike the restrictions on a Bank’s ability to repurchase its own stock, the holding company can purchase its own stock, and therefore in the future would be able to more easily reduce its shareholder base through stock repurchases to become an S corporation under Section 1361(b) of the Internal Revenue Code. Subchapter S corporations enjoy significant tax benefits. The Board of Directors has no intention of making such an election at this time.
  For the reasons listed above, creating a holding company for the Farmers & Merchants State Bank will allow the Bank to compete more effectively with other banks that are held by bank holding companies.

       See "The Reorganization - Reasons for The Reorganization."

Changes in Shareholder Rights

       Assuming the holding company formation is approved by the shareholders of the Bank, the primary effect of the reorganization on the rights of Bank shareholders will be that shares of Maunesha stock will be subject to restrictions on transfer that currently do not apply to Farmers & Merchants State Bank stock. One such restriction on transfer is known as a “right of first refusal, ” which is typically considered to be an anti-takeover measure. If Maunesha and its shareholders elect in the future to become an S corporation, additional restrictions on transfer will limit the ability of shareholders to transfer their stock to persons that are not permitted to hold stock in an S Corporation under federal tax law. There are positive and negative consequences to the shareholders of Maunesha as a result of the restrictions on the transfer of Maunesha stock. For discussion of these restrictions on transfer and the consequences of these restrictions, see “Restrictions on Transfer of Maunesha Stock,” below, “Maunesha Bancshares, Inc. - Restrictions on Transfer and Indemnification Provisions” and “Comparison of Bank Stock With Maunesha Stock.”

Restrictions on Transfer of Maunesha Stock

       Under the Maunesha’s articles of incorporation, the shares of Maunesha stock will be subject to restrictions on transfer that currently do not apply to stock of Farmers & Merchants State Bank. These restrictions are known as a “right of first refusal.” In the opinion of the Board of Directors of the Bank, one of the purposes of forming a holding company for the Bank is to help the Bank to continue under local control. The Board believes that a right of first refusal provides Maunesha with a mechanism for helping assure local control of the Bank.

       For the reasons discussed below, a right of first refusal is typically considered to be an anti-takeover measure. Although the Board of Directors recognizes that these restrictions on transfer may not be customary for a bank holding company when considering all bank holding companies across the nation, the Board and its advisors believe that such restrictions are common among Wisconsin bank holding companies.

Here are some important things to know about a right of first refusal:

  Generally, you will need the consent of Maunesha to transfer or sell your shares. If you choose to sell any of your shares without Maunesha’s prior written approval, then the right of first refusal applies.
  Transactions between you and your spouse or children, including stepchildren, or any lineal descendants of such individuals, or your parents, your siblings and their spouses and children, or between you and a trust or similar entity whose sole beneficiaries are any of the individuals listed above are not subject to these limitations on transfer; provided, however, that if Maunesha elects in the future to become an S corporation, transfers to a trust or similar entity will be further limited by the restrictions on transfers to persons not eligible to be S corporation shareholders, discussed below. After the stock is transferred or sold, it remains subject to the right of first refusal.
  If someone offers in writing to buy your Maunesha stock, a “right of first refusal” gives Maunesha the right to buy your stock first at the same price and on the same terms as those offered by the person who wanted to buy your stock.
  The right of first refusal will apply to Maunesha stock held by all shareholders.
  In order to amend the right of first refusal, at least two-thirds percent of the outstanding shares of Maunesha voting stock must be voted in favor of the amendment.
  Maunesha’s right to purchase your stock first may limit your ability to sell or transfer your shares to persons or entities other than Maunesha.
  The right of first refusal may reduce the likelihood of another individual or entity obtaining control of Maunesha through the acquisition of large blocks of Maunesha stock.

       Maunesha’s right of first refusal may reduce the ability of third parties to obtain control of Maunesha. In particular, Maunesha’s right to match the price offered by a prospective buyer might make acquisitions of large blocks of Maunesha stock by other buyers more difficult. These rights might also discourage mergers, tender offers, proxy contests, or other attempts to gain control of Maunesha through the acquisition of voting stock, in which case Maunesha shareholders may have received higher prices for their shares of Maunesha stock. Shareholders who might support the takeover of Maunesha in a given situation could only amend, alter or repeal the right of first refusal provision by obtaining an affirmative vote of two-thirds of the issued and outstanding shares. Because of these effects, these provisions may limit shareholder participation in transactions such as tender offers.

       Whether the right of first refusal serves as an advantage to management or to shareholders depends on the particular circumstances. In a hostile tender offer, for example, members of management and shareholders who support the present ownership may benefit from the provision, while shareholders that want to participate in the tender offer might be disadvantaged.

       These restrictions on transfer may also limit Maunesha’s ability to sell its stock in the future.

       If Maunesha and its shareholders elect S corporation status in the future under Section 1361(b) of the Internal Revenue Code, Maunesha’s articles of incorporation will also prohibit the transfer of shares, without the prior consent of Maunesha, to any person or entity that is not eligible to be a shareholder of an S corporation under Section 1361(b) and to any person that would cause Maunesha to have more than the maximum permitted number of shareholders under Section 1361(b). Under the current Internal Revenue Code, this means that a shareholder would not be able to transfer stock to a corporation, partnership, multi-member limited liability company, IRA, nonresident alien, or many types of trusts without the prior approval of Maunesha, and would not be able to transfer stock without prior approval if that transfer would result in Maunesha having more than the maximum number of shareholders permitted for an S corporation, currently 75. Maunesha’s Board of Directors has no intention of electing S corporation status at this time, but if it does make such an election in the future, it would be required to reduce the number of its shareholders from 376 to the maximum number of shareholders allowed at that time under Section 1361(b), currently 75.

       In order to amend the restrictions on transfer related to S corporation status, at least two-thirds percent of the outstanding shares of Maunesha voting stock must be voted in favor of the amendment.

       As an additional restriction on transfer, in some circumstances a bank holding company may not purchase its own shares without giving prior notice to the Federal Reserve Board. Specifically, Maunesha may be required to obtain prior approval from the Federal Reserve Board before purchasing or redeeming its own stock if the consideration for the purchase or redemption, when aggregated with the consideration paid by Maunesha for all such purchases or redemptions in the past 12-month period, equals at least 10% of Maunesha’s consolidated net worth.

       For more information, see “Maunesha Bancshares, Inc. - Restrictions on Transfer and Indemnification Provisions” and “Comparison of Bank Stock With Maunesha Stock - Market for the Stock.”

Federal Income Tax Consequences

       We have structured the holding company formation to qualify as a tax-free transaction under the federal tax laws. Maunesha has been advised by its counsel, Boardman, Suhr, Curry & Field LLP, Madison, Wisconsin, that as a result of the transaction contemplated by the reorganization, for federal income tax purposes:

  No gain or loss will be recognized to the Bank shareholders on the conversion of their shares of Bank stock into shares of Maunesha's common stock;
  The income tax basis of the shares of Maunesha's common stock in the hands of the Bank shareholders will be the same as their basis in the shares of the Bank stock; and
  The holding period of the shares of Maunesha’s common stock in the hands of the Bank shareholders will include the holding period of the shares of the Bank stock, provided the shares of the Bank stock constituted a capital asset as of the time of the reorganization.

       Exhibit C to this prospectus - proxy statement is a copy of Boardman’s opinion that the formation of the holding company is a tax-free transaction. The opinion of an attorney is not binding on the Internal Revenue Service. See “The Reorganization - Tax Considerations.”

       If you exercise your dissenter’s rights and receive cash for your shares of Bank stock instead of exchanging the shares for Maunesha stock, as discussed above under “Dissenters’ Rights,” you will be taxed on the cash over basis that you receive for your shares of Bank stock.

       You are urged to consult your tax advisor to determine the tax consequences to you under the federal tax laws, as well as any consequence under applicable state or local tax laws, given your own particular tax circumstances.

Special Meeting of Shareholders

       The special meeting of Farmers & Merchants State Bank shareholders will be held April 23, 2002, at _____ a.m./p.m., at __________________, ___________________, Waterloo, Wisconsin. Only Bank shareholders of record as of the close of business on __________, 2002, will be entitled to vote at the meeting.

       At the meeting, you, the shareholders of the Farmers & Merchants State Bank, will consider and vote on the formation of a bank holding company for the Bank pursuant to the Agreement and Plan of Reorganization and the Merger Agreement that are attached as exhibits to this prospectus - proxy statement. We can only form a holding company if the holders of a majority of outstanding Bank stock, 24,457 shares, vote in favor of the transaction.

       As of the date of this prospectus - proxy statement, directors and executive officers of the Bank own or control, directly or indirectly, approximately 15.8% of the outstanding Bank stock.

        For more information, see “The Reorganization - Special Meeting of Shareholders.” The annual meeting of Bank shareholders will immediately follow the special meeting.

Recommendation of the Bank's Board of Directors

       The Board of Directors of the Farmers & Merchants State Bank believes that the formation of a holding company for the Farmers & Merchants State Bank is in the best interests of the Bank and its shareholders. The Board unanimously recommends that you vote your Bank shares to approve the holding company.

       For more information, see "The Reorganization - Reasons for The Reorganization" and "Farmers & Merchants State Bank - Recommendation of the Bank's Board of Directors."

Dissenters' Rights

       Under certain provisions of the Wisconsin Statutes, as a holder of Farmers & Merchants State Bank stock, you have the right to:

  dissent from the formation of the holding company, and
  obtain payment of the fair value of your shares in cash.

However, you may only exercise these rights if you:

  deliver to the Farmers & Merchants State Bank before the vote is taken a written notice of your intent to demand payment for your shares if the proposed formation of the holding company occurs, refrain from voting your shares in favor of the proposed formation of the holding company, demand payment in writing before the date stated in the dissenters’ notice which will be sent to you after the shareholder meeting, if you dissent, surrender your Bank stock certificates, and
  take certain other actions.

For more information, see "Rights of Dissenting Shareholders of Bank" and Exhibit D. See also "Principal Shareholders"; "The Reorganization - Special Meeting of Shareholders"; "Maunesha Bancshares, Inc. - Management"; "Executive Compensation"; "Principal Shareholders"; and "Transactions with Related Parties"; and "Farmers & Merchants State Bank - Management"; "Business Background of Directors and Executive Officers"; "Executive Compensation"; "Director Compensation"; and "Principal Shareholders."

Parties

       Maunesha Bancshares, Inc.

  Organized by management of the Farmers & Merchants State Bank.
  Wisconsin corporation.
  Intended by Bank management to become a bank holding company for the Bank.
  Still in the organizational phase, so
  No operating history.
  For more information, see "Maunesha Bancshares, Inc. - History, Business, and Properties."

       Address:

       Maunesha Bancshares, Inc.
       210 West Madison Street
       P.O. Box 96
       Waterloo, Wisconsin 53594
       (920) 478-2181

Farmers & Merchants State Bank

  Chartered under the laws of Wisconsin.
  Operating as a commercial bank with its main office in Waterloo, Wisconsin, since 1897.
  Offers comprehensive banking services to the residential, commercial, industrial and agricultural areas that it serves.
  Services include agricultural, commercial, real estate and personal loans; checking, savings and time deposits; investments, and individual retirement accounts.
  For more information, see "Farmers & Merchants State Bank - History, Business, and Properties."

       Address:

       Farmers & Merchants State Bank
       210 West Madison Street
       P.O. Box 96
       Waterloo, Wisconsin 53594
       (920) 478-2181

Summary of the Reorganization

       If the holding company formation is approved by the Bank’s shareholders, the holding company, Maunesha Bancshares, Inc., intends to acquire all of the outstanding stock of the Farmers & Merchants State Bank through a reorganization. To perform the reorganization:

  Maunesha will incorporate a new bank, called New Farmers & Merchants State Bank, as a wholly-owned subsidiary of Maunesha;
  The new bank will not conduct any banking business or any other business. It will have no employees, no liabilities, no operations, and except for a nominal capital contribution required by law no assets. It will be a “shell” corporation, and will be incorporated for the sole purpose of assisting in the reorganization.
  The new bank will be merged into the Bank.
  The stock of the Bank now held by the shareholders will be converted into Maunesha stock at the rate of four shares of Maunesha stock for each one share of Bank stock that they currently own.

       As a result of the reorganization, the Bank shareholders will become shareholders of Maunesha. In addition, by virtue of the merger of the new bank into the Bank, the Bank will become a wholly-owned subsidiary of Maunesha.

Effect on Bank Management

       The restrictions on transfer of Maunesha stock may reduce the ability of third parties to obtain control of Maunesha, even if this change is desired by a majority of shareholders. Therefore, under certain circumstances, these restrictions may entrench Maunesha’s current management. However, the restrictions on transfer do not affect the ability of Maunesha shareholders to elect new Maunesha directors on an annual basis by a simple majority vote. See “Restrictions on Transfer of Maunesha Stock,” below, “Maunesha Bancshares, Inc. Restrictions on Transfer and Indemnification Provisions,” “Comparison of Bank Stock With Maunesha Stock - Market for the Stock,” and “Maunesha Bancshares, Inc. - Management.”

Regulatory Approvals and Other Conditions for the Holding Company Formation

        We cannot form a holding company for the Farmers & Merchants State Bank unless a majority of the outstanding shares of Bank stock approve the transaction, and unless we have received the following regulatory approvals:

  The application by Maunesha to be a registered Bank holding company under the Bank Holding Company Act of 1956, as amended, must have been approved by the Federal Reserve Board. As of the date of this prospectus - proxy statement, the application to the Federal Reserve Board has been filed with the Federal Reserve. The Federal Reserve has not yet acted upon this application.
  The Wisconsin Department of Financial Institutions Division of Banking (“DFI”) must have granted all required approvals for consummation of the reorganization. As of the date of this prospectus - proxy statement, the application to DFI has been prepared. The Board of Directors intends to file this application with DFI on approximately the same date as this prospectus proxy statement is sent to the Bank’s shareholders.
  The Federal Deposit Insurance Corporation (“FDIC”) must have granted all required approvals for consummation of the reorganization. As of the date of this prospectus - proxy statement, the application to FDIC has been prepared. The Board of Directors intends to file this application with FDIC on approximately the same date as this prospectus - proxy statement is sent to the Bank’s shareholders.

       In addition, other terms and conditions must also be satisfied. See “The Reorganization - Conditions Precedent to The Reorganization.” Maunesha and the Bank may change or waive certain conditions if, in the opinion of their Boards of Directors, the action would not significantly diminish the benefits intended for holders of Maunesha stock.

Date of the Holding Company Formation

       If the holding company formation is approved by the shareholders of the Bank, we will form the holding company for the Farmers & Merchants State Bank as soon as practicable after we receive all necessary approvals from governmental agencies and authorities, and after certain other terms and conditions are satisfied. The Bank will close its transfer records twenty (20) days prior to the closing date, which, as we mentioned above, is an appropriate date that the directors of Maunesha will choose to “close” the holding company formation process. Until the Bank’s transfer records are closed, you may sell or otherwise transfer your Bank stock. The holding company formation process will close no later than September 15, 2002, unless the parties agree to another date in writing. See “The Reorganization - Closing Date.”

More Authorized Shares of Maunesha Stock Than Will Be Issued Pursuant to the Reorganization

       The Bank is authorized to issue 50,000 shares of common stock, of which 48,912 shares are issued and outstanding, and 1,088 are held at the Bank as treasury shares. Maunesha is authorized to issue 200,000 shares of common stock, of which no shares have been issued as of the date of this prospectus - proxy statement. If the holding company formation is approved by the shareholders of the Bank, Maunesha will issue a maximum of 195,648 pursuant to the reorganization. This means that 4,352 shares of Maunesha stock will remain as authorized but unissued shares. By reserving a certain amount of shares as authorized but unissued, Maunesha has an opportunity to issue these additional shares to expand the shareholder base in the local community, to raise additional capital, to acquire subsidiary organizations, or to investors to protect Maunesha from a takeover bid. All of these would have the result of diluting the proportional ownership of current shareholders, but not the value of the current stock as long as additional shares are issued for fair market value.

Recent Stock Purchase From Significant Shareholder

       On December 11, 2001 the Bank purchased 1,088 shares of its outstanding stock (2.2%) from one shareholder. The purchase price for the shares was $329,664. The purchase price was approximately 99.6% of the book value of the shares. In September, 2001, the appraised value of the shares was 96% of book value, so the Bank paid a slight premium for these shares. The Bank intends at this time to hold the repurchased shares at the Bank as authorized but unissued shares. The shares will not be sold to Maunesha in the reorganization process.

Proxy Statement
and
Prospectus

Introduction

        Maunesha Bancshares, Inc. is a business corporation organized at the request of the Board of Directors of Farmers & Merchants State Bank for the purpose of the reorganization. See "Maunesha Bancshares, Inc." The Farmers & Merchants State Bank ("Farmers & Merchants State Bank" or "Bank") is a state-chartered bank that has been operating as a commercial bank with its main office in Waterloo, Wisconsin, since 1897. See "Farmers & Merchants State Bank."

       The reorganization is being conducted for the purpose of forming a holding company for the Bank, according to a plan of reorganization approved by the Board of Directors of Maunesha and by the Board of Directors of the Bank. See "The Reorganization - Summary of the Reorganization." The Board of Directors of the Bank believes that the formation of a bank holding company will benefit the Bank and its shareholders. See "The Reorganization - Reasons for The Reorganization" and "Farmers & Merchants State Bank - Recommendation of the Bank's Board of Directors."

       This prospectus - proxy statement contains information intended to help each Bank shareholder decide whether to vote to approve the formation of a bank holding company. See, for example, "Comparison of Bank Stock With Maunesha Stock." The Boards of Directors of Maunesha and the Bank urge each Bank shareholder to carefully read the entire prospectus - proxy statement.

Forward-Looking Statements

       When used in this prospectus - proxy statement, in the Bank's or Maunesha's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "are expected to," "estimate," "is anticipated," "project," "will continue," "will likely result," or similar expressions are intended to identify "forward-looking statements." Such statements are subject to certain risks and uncertainties, including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the Bank's market area, and competition, that could cause actual results to differ materially from what the Bank or Maunesha have presently anticipated or projected. The Bank and Maunesha wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Bank and Maunesha wish to advise readers that factors addressed within the prospectus - proxy statement could affect the Bank's financial performance and could cause the Bank's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

       Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Bank and Maunesha caution that, while they believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, the Bank, Maunesha, or their directors or officers, express an expectation or belief as to the future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished.

The Reorganization

General

       The reorganization is designed to offer shareholders of the Farmers & Merchants State Bank the opportunity to form a bank holding company for the Bank. Pursuant to the reorganization, the following steps have already occurred:

  Maunesha Bancshares, Inc., a Wisconsin business corporation, has been incorporated for the purpose of participating in the reorganization and becoming a bank holding company; and
  The Board of Directors of the Bank and the Board of Directors of Maunesha have adopted and approved an Agreement and Plan of Reorganization.

       The following steps, among others, remain to be completed pursuant to the reorganization (see "The Reorganization - Conditions Required for The Reorganization"):

  The shareholders of the Farmers & Merchants State Bank must approve the reorganization by the affirmative vote of a majority of the outstanding Bank stock.
  The application by Maunesha to be a registered Bank holding company under the Bank Holding Company Act of 1956, as amended, must have been approved by the Federal Reserve Board. As of the date of this prospectus - proxy statement, the application to the Federal Reserve Board has been filed with the Federal Reserve. The Federal Reserve has not yet acted upon this application.
  The Wisconsin Department of Financial Institutions Division of Banking (“DFI”) must have granted all required approvals for consummation of the reorganization. As of the date of this prospectus - proxy statement, the application to DFI has been prepared. The Board of Directors intends to file this application with DFI on approximately the same date as this prospectus - proxy statement is sent to the Bank’s shareholders.
  The Federal Deposit Insurance Corporation (“FDIC”) must have granted all required approvals for consummation of the reorganization. As of the date of this prospectus - proxy statement, the application to FDIC has been prepared. The Board of Directors intends to file this application with FDIC on approximately the same date as this prospectus - proxy statement is sent to the Bank’s shareholders.

Reasons for The Reorganization

       The Board of Directors of the Farmers & Merchants State Bank recommends the reorganization because it believes that a bank holding company will provide benefits to the shareholders and to its community. In addition, the Board believes that the formation of a holding company will offer opportunities to the Bank to compete more effectively and to expand its services in type, in number, and in geographical scope.

       Market for the Stock. Under Wisconsin law, a state-chartered bank is prohibited from holding or purchasing more than 10% of its own stock, except in certain limited circumstances. Federal law imposes additional restrictions. Therefore, any Bank shareholder who desires to sell his or her Bank stock must generally locate a person willing to purchase the stock. In the opinion of the Bank's Board of Directors, there has been a limited market for Bank stock, making it difficult for a seller to find a buyer, particularly if the seller owns a large number of shares that would require a substantial purchase price.

       Flexibility. The proposed reorganization will, in the opinion of the Board, better prepare the Bank for responding flexibly and efficiently to future changes in the laws and regulations governing banks and bank-related activities. Opportunities may arise for bank holding companies that are not available to banks. The bank holding company corporate structure may prove valuable in taking advantage of any new opportunities in banking and bank-related fields that are made available by deregulation or otherwise.

       Maunesha will not be prohibited by law from purchasing Maunesha stock, unless such a purchase would make Maunesha insolvent. Maunesha may therefore become a potential buyer of that stock. Selling shareholders are required to offer their shares first to Maunesha under its right of first refusal. Maunesha will not be required to purchase stock, however, but may do so in the discretion of its Board of Directors. In certain circumstances, approval by the Federal Reserve Board may be required for the purchase Maunesha stock. For more information about Maunesha's ability to purchase stock, see "Comparison of Bank Stock With Maunesha Stock - Market for the Stock."

       Expansion. The principal means for a bank to seek continued growth, apart from utilizing more fully the business potential within its present market area, is by use of holding company structure to reach into other geographic markets. After the reorganization, Maunesha will be able to, and may, subject to approval of regulatory authorities, create new banks or acquire existing banks anywhere in Wisconsin and neighboring states. Maunesha has no present plans to acquire any such banks.

       Diversification as a Bank Holding Company. The proposed bank holding company offers the ability to diversify the business of the Bank by creating or acquiring corporations engaged in bank-related activities. Diversification into bank-related activities is governed by the Bank Holding Company Act of 1956, as amended, and the regulations of the Federal Reserve Board promulgated pursuant to that Act. The range of activities in which a holding company may engage through nonbank subsidiaries, subject to approval of the Federal Reserve Board, includes:

  Loan service companies,
  Mortgage companies,
  Independent trust companies,
  Small loan and factoring companies,
  Equipment leasing companies,
  Credit life and disability insurance companies, and
  Certain insurance, advisory, and brokerage operations.

       Maunesha may in the future engage directly or through subsidiaries in one or more of those activities. However, the timing and extent of those operations by Maunesha will depend on many factors, including competitive and financial conditions existing in the future as well as the then financial condition of Maunesha and the Bank.

       Diversification as a Financial Holding Company. Under the Gramm-Leach-Bliley Act of 1999, holding companies that qualify may elect to become "financial holding companies." As a result, such holding companies may engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Such "financial holding companies" are also permitted to engage in activities that are complementary to financial activities if the Federal Reserve Board determines that the activity does not pose a substantial risk to the safety and soundness of depository institutions or to the financial system in general. In order to qualify as a "financial holding company," a holding company's subsidiary banks must be well-managed, well-capitalized, and have received at least a "satisfactory" Community Reinvestment Act ("CRA") rating at the most recent CRA examination.

       Maunesha may in the future elect to become a "financial holding company" and to engage in one or more activities that are "financial in nature" or incidental to such financial activities. However, the timing and extent of those operations by Maunesha will depend on many factors, including competitive and financial conditions existing in the future as well as the then financial condition of Maunesha and the Bank.

       S Corporation Status. Unlike the restrictions on a Bank's ability to repurchase its own stock, Maunesha can purchase its own stock, and therefore in the future would be able to more easily reduce its shareholder base through stock repurchases to become an S corporation under Section 1361(b) of the Internal Revenue Code. Subchapter S corporations enjoy significant tax benefits. In order to gain the tax benefits, however, S corporations are subject to various restrictions on the type of person that can own their stock, the number of shareholders, and the kind of subsidiaries that the S corporation may own. Maunesha's articles of incorporation contain restrictions on transfer designed to facilitate the election of S corporation status by Maunesha and its shareholders in the future. See "Comparison of Bank Stock With Maunesha Stock -- S Corporation Status." The Board of Directors has no intention of making such an election at this time.

       Capital Requirements. The proposed reorganization will also provide, in the opinion of the Board, greater flexibility in meeting the financing needs of the Bank or other banks or corporations acquired by Maunesha. Currently, there is no need for the Bank to obtain additional capital. If the need for additional capital should arise, however, those capital requirements of the Bank could be obtained in the following manner:

  Maunesha would borrow the capital.
  Maunesha would pay the capital to the Bank as a capital contribution or as a purchase of additional Bank stock.
  The loan to Maunesha would be paid with dividends received from the Bank, which would not be taxable to Maunesha if it holds at least 80% of the Bank stock.
  The interest expense incurred by Maunesha on the loan could be used to offset Bank earnings on a consolidated federal income tax return.

       General. The Board believes that greater overall strength will result to the Farmers & Merchants State Bank through the formation of the holding company. The formation of the holding company is not part of a plan or effort to adversely affect any shareholder, or to unduly benefit any shareholder, director, or officer. Except for those shareholders who exercise dissenters' rights, the proportionate interests of the Bank shareholders in Maunesha stock will be identical to their current proportionate interests in the Bank stock.

Summary of The Reorganization

       If the holding company formation is approved by the Bank's shareholders, the holding company, Maunesha Bancshares, Inc., intends to acquire all of the outstanding stock of the Farmers & Merchants State Bank through a reorganization. To perform the reorganization:

  Maunesha will incorporate a new bank, called New Farmers & Merchants State Bank, as a wholly-owned subsidiary of Maunesha;
  The new bank will not conduct any banking business or any other business. It will have no employees, no liabilities, no operations, and except for a nominal capital contribution required by law no assets. It will be a “shell” corporation, and will be incorporated for the sole purpose of assisting in the reorganization.
  The new bank will be merged into the Bank.
  The stock of the Bank now held by the shareholders will be converted into Maunesha stock at the rate of four shares of Maunesha stock for each one share of Bank stock that they currently own.

       As a result of the reorganization, the Bank shareholders will become shareholders of Maunesha. In addition, by virtue of the merger of the new bank into the Bank, the Bank will become a wholly-owned subsidiary of Maunesha.

       Currently, the Bank shareholders own all 48,912 shares outstanding of the Bank's stock. After the reorganization, Maunesha will own the Bank, and the former Bank shareholders will own Maunesha.

Current                                     After Reorganization

--------------------------                  -------------------------------
Shareholders                                 Shareholders
--------------------------                  -------------------------------
48,912   (100%)  of  issued                  195,648 (100%) of the issued and
and  outstanding  shares of                  outstanding shares of Maunesha
Bank stock                                   stock
                                            -------------------------------
                                              Maunesha
                                            -------------------------------
                                              48,912 (100%) of the issued and
------------------------------                outstanding shares of Bank stock
Bank
-------------------------------             -------------------------------
                                              Bank
                                            -------------------------------

Changes in Shareholder Rights

       Assuming the holding company formation is approved by the shareholders of the Bank, the primary effect of the reorganization on the rights of Bank shareholders will be that shares of Maunesha stock will be subject to restrictions on transfer that currently do not apply to Farmers & Merchants State Bank stock. One such restriction on transfer is known as a "right of first refusal," which is typically considered to be an anti-takeover measure. If Maunesha and its shareholders elect S corporation status in the future, another restriction on transfer will limit the ability of shareholders to transfer their stock to persons that are not permitted to hold stock in an S Corporation under federal tax law. There are positive and negative consequences to the shareholders of Maunesha as a result of the restrictions on the transfer of Maunesha stock. For discussion of these restrictions on transfer and the consequences of these restrictions, see "Maunesha Bancshares, Inc. - Restrictions on Transfer and Indemnification Provisions" and "Comparison of Bank Stock With Maunesha Stock."

       The other changes in shareholder rights will exist by virtue of the differences between the articles of incorporation and bylaws of the Bank and Maunesha, and between the laws governing banks and holding companies. For a detailed discussion of these differences, see "Comparison of Bank Stock With Maunesha Stock."

Special Meeting of Shareholders

       Required Vote. Section 221.0702 of the Wisconsin Statutes requires that at least a majority of the outstanding stock of a state-chartered bank approve a merger of that bank. Because the reorganization will be conducted as a merger of the new bank and the Bank, that requirement must be fulfilled.

       A vote on the proposed holding company will be taken at the special meeting of shareholders of the Bank, to be held on April 23, 2002, at _____ a.m./p.m., at __________________, __________________, ______________, Wisconsin. The close of business on __________, 2002, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. On that date there were outstanding and entitled to vote 48,912 shares of Bank stock.

       Each outstanding share of Bank stock entitles the record holder to one vote on all matters to be acted upon at the meeting. The presence at the meeting in person or by proxy of the holders of a majority of the issued and outstanding shares of Bank stock entitled to vote will constitute a quorum for the transaction of business. The affirmative vote of 24,457 of the issued and outstanding shares of Bank stock is required to approve the holding company. For purposes of counting votes at this special meeting of shareholders, abstentions, (that is, proxies on which the box labeled "Abstain" has been checked), are treated as "no" votes. Also for purposes of counting votes at the special meeting of shareholders, broker non-votes are treated as abstentions and therefore as "no" votes. Abstentions are not treated as "no" votes for purposes of dissenters' rights.

       Recommendation of Board The Board of Directors of the Farmers & Merchants State Bank unanimously recommends that holders of Bank stock vote "for" the transaction. See "Farmers & Merchants State Bank - Recommendations of the Bank's Board of Directors." As of the date of this prospectus - proxy statement, the directors and executive officers of the Bank owned or controlled, directly or indirectly, approximately 15.8%, of the Bank stock outstanding. See "Farmers & Merchants State Bank - Management." The directors and officers of the Bank have indicated that they will vote to approve the transaction, and are soliciting proxies from Bank shareholders.

       Use of Proxies. A shareholder may vote his or her shares in person or by proxy. Each shareholder is encouraged to return the enclosed proxy, on blue paper, even if he or she intends to attend the meeting. All properly executed proxies not revoked will be voted at the meeting in accordance with the instructions on the proxy. Proxies containing no instructions will be voted "FOR" approval of the holding company. On any other matters properly brought before the meeting and submitted to a vote, all proxies will be voted in accordance with the judgment of the persons voting the proxies.

       Revocability of Proxies. A proxy may be revoked at any time before it is voted, either by written notice filed with the Cashier of the Bank or with the acting secretary of the meeting or by oral notice given by the shareholder to the presiding officer during the meeting. The presence of a shareholder who has filed his or her proxy will not of itself be a revocation. Failure to submit a proxy or to vote at the meeting has the same effect as a negative vote for purposes of approving or disapproving the reorganization.

       Dissenters' Rights. Wisconsin law provides appraisal rights to holders of Bank stock who dissent from the merger, if statutory procedures are followed. See "Rights of Dissenting Shareholders of Bank."

       Annual Meeting. The annual meeting of shareholders of the Bank will immediately follow the special meeting.

Operation of the Bank Following the Reorganization

       Maunesha anticipates that, following the reorganization, the business of the Farmers & Merchants State Bank will be conducted substantially unchanged from the manner in which it is now being conducted.

  The Bank's name will not be changed.
  Maunesha anticipates that the Bank will be operated under the same management, and no changes in personnel are anticipated as a result of the reorganization.
  After the reorganization, the Bank will continue to be subject to regulation and supervision by regulatory authorities, to the same extent as currently applicable. See "Supervision and Regulation."
  The Bank will continue to prepare an annual report in the same format as in prior years, and Maunesha will send to all of its shareholders a consolidated annual report, in a similar format as that used in the Bank’s report.
  Maunesha will convene an annual meeting of its shareholders, at a similar time and for similar purposes as the Bank’s annual meeting.

Conditions Required for the Reorganization

       The Agreement and Plan of Reorganization (Exhibit A) provides that the consummation of the reorganization is subject to certain conditions that have not yet been met, including, but not limited to, all of the following:

  No investigation, action, suit or proceeding before any court or any governmental or regulatory authority will have been commenced or threatened seeking to restrain, prevent or change the reorganization or otherwise arising out of or concerning the reorganization.
  The application by Maunesha to be a registered bank holding company under the Bank Holding Company Act of 1956, as amended, must have been approved by the Federal Reserve Board. As of the date of this prospectus - proxy statement, the application to the Federal Reserve Board has been filed with the Federal Reserve. The Federal Reserve has not yet acted upon this application.
  The Wisconsin Department of Financial Institutions Division of Banking (“DFI”) must have granted all required approvals for consummation of the reorganization. As of the date of this prospectus - proxy statement, the application to DFI has been prepared. The Board of Directors intends to file this application with DFI on approximately the same date as this prospectus - proxy statement is sent to the Bank’s shareholders.
  The Federal Deposit Insurance Corporation (“FDIC”) must have granted all required approvals for consummation of the reorganization. As of the date of this prospectus - proxy statement, the application to FDIC has been prepared. The Board of Directors intends to file this application with FDIC on approximately the same date as this prospectus - proxy statement is sent to the Bank’s shareholders.
  The reorganization must have been approved by the holders of a majority of shares of the outstanding Bank stock.
  Maunesha and the Bank must have received an opinion from counsel for Maunesha and the Bank attached to this prospectus - proxy statement as Exhibit C to the effect that the transaction will be a tax-free reorganization for the organizations and participating Bank shareholders.
  No change will have occurred or be threatened in the business, financial condition or operations of the Bank that, in the judgment of Maunesha, is materially adverse.
  No more than ten percent (10%) (4,891 shares or fewer) of the Bank stock will be "dissenting shares" pursuant to the exercise of dissenters' rights.
  The reorganization must be completed by September 15, 2002, unless extended by both the Bank and Maunesha.

       These conditions are for the sole benefit of Maunesha and the Bank, and may be asserted by them or may be waived or extended by them, in whole or in part, at any time or from time to time. Any determination by Maunesha and the Bank concerning the events described above will be final and binding.

       It is anticipated that these conditions will be met. Any waiver or extension of conditions not met will be approved only if, in the opinion of the Boards of Directors of Maunesha and the Bank, the action would not have a material adverse effect on the benefits intended for holders of Maunesha stock under the reorganization. The reorganization may be terminated and abandoned by the mutual consent of the Board of Directors of Maunesha and the Board of Directors of the Bank at any time prior to the closing date.

Closing Date

       The closing of the reorganization will take place on a date, the closing date, to be selected by Maunesha, at the offices of the Bank, 210 West Madison Street, P.O. Box 96, Waterloo, Wisconsin 53594; provided, however, that the closing date will be a date no later than thirty (30) days after all conditions have been met and all approvals, consents and authorizations for the valid and lawful consummation of the reorganization have been obtained. The Bank will close its transfer records twenty (20) days prior to the closing date for a period through and including the closing date. Until the Bank's transfer records are closed, Bank shareholders may sell or otherwise transfer their Bank stock.

       On the closing date, all of the Bank shareholders' right, title and interest in and to the shares of the Bank stock, without any action on the part of the shareholders, will automatically become and be converted into a right only to receive Maunesha stock. Commencing on the closing date, Maunesha will issue and deliver Maunesha stock to the shareholders as provided in the Agreement and Plan of Reorganization (Exhibit A), which is described in this prospectus - proxy statement.

       The closing date will be no later than September 15, 2002, unless that date is extended by mutual written agreement of the parties.

Resales of Maunesha Stock

       The Maunesha stock issued in the reorganization has been registered under the Securities Act of 1933, as amended, and may be traded by a shareholder subject to Maunesha's right of first refusal and consent. See "Comparison of Bank Stock with Maunesha Stock - Market for the Stock."

       Under the federal securities laws there are certain restrictions on resales of Maunesha stock received in the reorganization by persons who are deemed to be an "affiliate" of the Farmers & Merchants State Bank. In general, an affiliate for these purposes would include directors and executive officers and any person whom, individually or through a group, is deemed to control the Bank. Members of a family may be regarded as members of a group if, by acting in concert, they would have the power to control the Bank. "Control" may be evidenced by ownership of 10% or more of the voting securities of the Bank.

       Certificates for shares of Maunesha stock received by an affiliate in the reorganization will carry a legend referring to the resale restrictions. Specifically, that legend will state:

The securities evidenced by this certificate may be offered and sold only if registered pursuant to the provisions of the securities act of 1933, as amended, or if an exemption from registration is available.

       Maunesha will issue stop-transfer instructions to its transfer agent with respect to such certificates. Neither the Bank nor Maunesha will register the shares of Maunesha stock for resale, and any such registration will be at the expense and instance of any shareholder desiring such registration.

       This prospectus - proxy statement may not be used by an affiliate of the Bank or Maunesha for the resale of Maunesha stock received pursuant to the reorganization.

Tax Considerations

       Corporate Income Tax. After the reorganization, Maunesha will own at least 80% of the outstanding stock of the Farmers & Merchants State Bank. This will permit Maunesha to file a consolidated federal income tax return with the Bank, with the following results:

  Any interest expense incurred by Maunesha as an expense may be deducted against the income of the Bank.
  Any dividend paid to Maunesha by the Bank on the shares of the Bank’s capital stock held by Maunesha would not be taxable as income to Maunesha.
  The ability to file a consolidated federal income tax return may increase the cash flow available to Maunesha to meet its obligations.

The State of Wisconsin does not permit consolidated income tax returns.

       The creation of the holding company creates a separate taxpayer under the Internal Revenue Code. Maunesha, through its consolidated tax return with the Bank and any other subsidiaries that may be formed or acquired in the future, will be required to pay federal and state income taxes on its net income.

       Immediately after the formation of the holding company, the principal income to Maunesha will be dividends from the Bank. Those dividends will not be taxable income to Maunesha as long as the holding company holds at least 80% of the outstanding Bank stock. Therefore, until such time as Maunesha generates substantial income from sources other than Bank dividends, it is not anticipated that it will incur any significant tax liability.

       As a separate taxpayer, Maunesha may incur a separate tax on any liquidation of Maunesha or on an acquisition of the holding company's assets by a third party. Therefore, a liquidation of Maunesha or a sale of Bank stock by Maunesha could generate a double-level tax, a tax on Maunesha and a tax on Maunesha shareholders. A double-level tax can be avoided, however, if the third party acquires Maunesha stock for cash or acquires Maunesha stock or Bank stock in a tax-free reorganization.

       Individual Income Tax. Maunesha has been advised by its counsel, Boardman, Suhr, Curry & Field LLP, Madison, Wisconsin, that as a result of the transaction contemplated by the reorganization, for federal income tax purposes:

  No gain or loss will be recognized to the Bank shareholders on the conversion of their shares of Bank stock into shares of Maunesha's common stock;
  The income tax basis of the shares of Maunesha's common stock in the hands of the Bank shareholders will be the same as their basis in the shares of the Bank stock; and
  The holding period of the shares of Maunesha’s common stock in the hands of the Bank shareholders will include the holding period of the shares of the Bank stock, provided the shares of the Bank stock constituted a capital asset as of the time of the reorganization.

       A copy of that opinion is attached to this prospectus as Exhibit C, which opinion also includes matters pertaining to corporate tax consequences of the reorganization. Counsel is also of the opinion that the same treatment will apply for Wisconsin income tax purposes.

       No tax rulings from the Internal Revenue Service have been obtained, and the opinion of counsel will not be binding on the Internal Revenue Service. Therefore, shareholders may find it advisable to consult their own counsel as to the specific tax consequences to them under the federal tax laws, as well as any consequences under applicable state or local tax laws, given each shareholder's own particular tax circumstances.

       Shareholders who exercise dissenters' rights and receive cash for their Bank stock should be aware that the transaction will be a taxable transaction for federal and state income tax purposes, and those shareholders are urged to consult their tax advisors to determine the tax consequences to them under the federal tax laws, as well as any consequence under applicable state or local tax laws. The opinion of counsel attached as Exhibit B does not pertain to cash payments received pursuant to the reorganization.

Securities Regulation

       The offer to enter into this reorganization is not being made to nor can it be accepted from or on behalf of holders of Bank stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction. Maunesha is not, and will not be, obligated to acquire any shares of Bank stock, or issue or deliver any shares of its common stock, in any jurisdiction in which the agreement to do so would not be in compliance with the securities laws of such jurisdiction. However, Maunesha, at its discretion, may take such action as it may deem necessary or desirable to comply with the securities laws of any such jurisdiction.

       This transaction may be registered in certain states, according to the laws of those states. No securities commissioner, securities department, or similar office of any state has approved or disapproved the Maunesha stock to be issued in the reorganization or has passed upon the accuracy or adequacy of this prospectus - proxy statement. Any representation to the contrary may be a criminal offense.

Expenses of Reorganization

       If the reorganization is consummated, Maunesha and the Bank will assume and pay their respective costs and expenses, if any, incurred in connection with the reorganization. If the reorganization is not consummated, all costs and expenses will be paid by the Bank. It is estimated that those costs and expenses will be approximately $35,000.

Accounting Treatment of the Transaction

       If the reorganization is consummated, it will be accounted for as a purchase under FAS 141, "Business Combinations."

Rights of Dissenting Shareholders of Bank

       Sections 221.0706 through 221.0718 of the Wisconsin Statutes, the full text of which is attached to this prospectus - proxy statement as Exhibit D, describe the procedure to be followed by any shareholder of the Farmers & Merchants State Bank who wishes to dissent from the reorganization and obtain the value of his or her shares of Bank stock in cash instead of Maunesha stock pursuant to the reorganization. Shareholders should refer to Exhibit D because the following description does not purport to be a complete summary of those sections.

       In order to exercise such dissenters' rights, a Bank shareholder must do all of the following:

  Deliver to the Bank before the vote is taken written notice of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed reorganization is effectuated, and refrain from voting his or her shares in favor of the proposed reorganization. Once a shareholder has delivered the required written notice to the Bank, he or she is not required to vote his or her shares against the proposed reorganization, but must simply refrain from voting his or her shares in favor of the proposed reorganization. Explicitly abstaining from the vote or not voting at all would be sufficient to preserve the shareholder’s dissenter’s rights.
  Demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice.

       In order to exercise his or her dissenters’ rights, a shareholder must follow all of the steps as outlined in this prospectus – proxy statement and in the sections of the Wisconsin Statutes attached as Exhibit D. A vote against the proposed reorganization will not, by itself, satisfy the notice requirements with respect to a dissenter’s rights.

       The written demand must be received by the date stated in the dissenters' notice, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters' notice is delivered. That demand must be accompanied by the surrender of the dissenting shareholder's Bank stock certificates, and should be addressed to: Thomas Wierschem, President, Farmers & Merchants State Bank, 210 West Madison Street, P.O. Box 96, Waterloo, Wisconsin 53594.

       The law does not provide for a dissent with respect to less than all of the shares beneficially owned by a shareholder.

       As soon as the reorganization takes place or upon receipt of a payment demand, whichever is later, the Bank will pay each shareholder or beneficial shareholder who has complied with the demand requirements the amount that the Bank estimates to be the fair value of the dissenter's shares, plus accrued interest. The payment will be accompanied by, among other things, the Bank's latest available financial statements, a statement of the Bank's estimate of the fair value of the shares, and an explanation of how the interest was calculated.

       If the dissenter believes that the amount so paid is less than the fair value of his or her shares or that the interest due is incorrectly calculated, the dissenter may notify the Bank of the dissenter's estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, less any payment received. A dissenter waives his or her right to demand payment unless the dissenter notifies the Bank of his or her demand in writing within 30 days after the Bank makes or offers payment for the dissenter's shares.

       If a demand for payment remains unsettled, the Bank will bring a special proceeding within 60 days after receiving the dissenter's payment demand and petition the court to determine the fair value of the shares and accrued interest. If the Bank does not bring the special proceeding within the 60-day period, it will pay each dissenter whose demand remains unsettled the amount demanded. Fees and costs of the court proceeding will be allocated by the court pursuant to statutory guidelines.

Maunesha Bancshares, Inc.

History, Business, and Properties

       Maunesha Bancshares, Inc., the holding company, was incorporated as a Wisconsin business corporation under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes in January, 2002 at the direction of the Board of Directors of the Farmers & Merchants State Bank. Maunesha was formed to acquire the Bank stock and to engage in business as a bank holding company under the Bank Holding Company Act of 1956, as amended. A copy of the articles of incorporation and the bylaws of Maunesha is attached to this prospectus - proxy statement as Exhibit E.

       Maunesha is in the organizational and developmental stage, and has no earnings or history of operation. Maunesha has no employees, no current business, and owns no property, except that Maunesha will own all of the stock of the new bank immediately prior to the reorganization. It has not issued any stock. It is not a party to any legal proceedings.

       Maunesha has no present plans to engage in any activities other than as a holding company for the capital stock of the Bank. Maunesha’s management, however, believes that the opportunities available to a bank holding company for diversification of its business and raising of capital cause the bank holding company to be a more advantageous form of operation than a bank. Maunesha may examine and may pursue opportunities from time to time that arise for expansion of its operations and activities. See “The Reorganization - Reasons for The Reorganization.”

Management

       The name, age and position of each of the directors and executive officers of Maunesha are as follows:

Name	Age	Position
Thomas M. Wierschem	46	President/Treasurer/Director
James A. Beyer	58	Vice President/Secretary/Director
Dr. Joseph L. Arena	55	Director
Gus Harms	71	Director
James W. Huggett	66	Director
Melvin C. Martin	60	Director
H. Griff Mason	57	Director

       A description of the business background of each of the directors and named executive officers is provided on pages 15 and 16. Each of the directors and executive officers named has served in the capacity listed above since the incorporation of Maunesha in January, 2002. The term of office for each of the executive officers named above is one year.

       There are no family relationships among any of Maunesha's directors or executive officers.

Principal Shareholders

       After the reorganization, the persons beneficially owning 5% or more of Maunesha common stock will be the same persons who currently own 5% or more of the Bank stock. See "Farmers & Merchants State Bank - Principal Shareholders."

Description of Maunesha's Common Stock

       Maunesha's authorized capital stock consists of 200,000 shares, all of one class, designated as common stock, none of which shares, as of the date hereof, is issued or outstanding. The maximum number of shares of Maunesha's common stock which will be issued to the holders of Bank stock, upon the terms and subject to the conditions of the reorganization, is 195,648 shares.

       This means that 4,352 shares of Maunesha stock will remain as authorized but unissued shares after the reorganization is completed. By reserving a certain amount of shares as authorized but unissued stock, Maunesha has an opportunity to issue these additional shares to expand the shareholder base in the local community, to raise additional capital, to acquire subsidiary organizations, or to investors to protect Maunesha from a takeover bid. All of these would have the result of diluting the proportional ownership of current shareholders, but not the value of the current stock as long as additional shares are issued for fair market value.

       There will be no established public trading market for Maunesha stock.

       For more information about Maunesha's common stock, see "Comparison of Bank Stock With Maunesha Company Stock."

Executive Compensation

       Since its incorporation, Maunesha has not paid any remuneration to any of its directors or executive officers. No changes in remuneration to any of its directors or officers are planned. To date Maunesha has not established standards or other arrangements by which its directors are compensated for services as directors, including any additional amounts payable for committee participation or special assignments, and no such arrangements are currently contemplated. No profit-sharing plan or any other benefit plan exists or is contemplated for Maunesha.

Transactions with Related Parties

       Maunesha has not engaged in any transactions or entered into any contracts with any of its directors or executive officers. No such transactions or contracts are anticipated at this time by Maunesha.

Restrictions on Transfer and Indemnification Provisions

       Right of First Refusal. If a Maunesha shareholder wishes to transfer any of his or her stock, Maunesha's articles of incorporation give Maunesha a right of first refusal with respect to that stock. These provisions are explained below. Transactions between a shareholder and his or her spouse or children, including stepchildren, or any lineal descendants of such individuals, or parents, siblings and their spouses and children, or between a shareholder and a trust or similar entity whose sole beneficiaries are any of the individuals listed above, are not subject to these limitations on transfer, although the stock so transferred remains subject to the right of first refusal.

       The holding company has a right of first refusal to purchase shares of its stock at a price and on the terms and conditions offered to a shareholder by a prospective purchaser. The articles of incorporation and bylaws of the Farmers & Merchants State Bank do not contain similar provisions. In the opinion of the Board of Directors of the Bank, one of the purposes of forming a holding company for the Farmers & Merchants State Bank is to help the Bank to continue under local control. The Board believes that a right of first refusal provides Maunesha with a mechanism for helping assure local control of the Bank.

       A right of first refusal is typically considered to be an anti-takeover measure. The right of first refusal may limit a shareholder's ability to sell shares to purchasers other than Maunesha. In addition, the right of first refusal may reduce the likelihood of another buyer obtaining control of Maunesha through the acquisition of large blocks of Maunesha stock. For this reason, under certain circumstances, the effect of a right of refusal may be to entrench the current management. However, the restrictions on transfer do not affect the ability of Maunesha shareholders to elect new Maunesha directors on an annual basis by a simple majority vote.

       Although the Board of Directors recognizes that these restrictions on transfer may not be customary for a bank holding company when considering all bank holding companies across the nation, the Board and its advisors believe that such restrictions are common among Wisconsin bank holding companies. The Board urges shareholders to read "Comparison of Bank Stock With Maunesha Stock - Market for the Stock" for a discussion of the restrictions on transfer and the risks of such restrictions.

       S Corporation Status. Because of the limitations on the Bank's ability to repurchase its own stock, Maunesha in the future would be able to more easily reduce its shareholder base through stock repurchases and become an S corporation under Section 1361(b) of the Internal Revenue Code and gain the significant tax benefits that result from S corporation status. In order to gain the tax benefits, however, S corporations are subject to various restrictions on the type of person that can own their stock, the number of shareholders, the kind of subsidiaries that the S corporation may own, and the stock itself. Maunesha's articles of incorporation contain restrictions on transfer designed to facilitate the election of S corporation status by the holding company and its shareholders. See "Comparison of Bank Stock With Maunesha Stock -- S Corporation Status." The Board of Directors has no intention of making such an election at this time.

       Indemnification Provisions. As provided in Sections 180.0850 through 180.0859 of the Wisconsin Statutes, the bylaws of Maunesha require that Maunesha indemnify a director or officer from all reasonable expenses and liabilities asserted against, incurred by, or imposed on that person in any proceeding to which he or she is made or threatened to be made a party by reason of being or having been an officer or director of Maunesha. Indemnification will not be made if the person breached a duty to Maunesha in one of the following ways: (a) a willful failure to deal fairly with Maunesha in a matter in which the director or officer has a material conflict of interest; (b) a violation of criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived improper personal profit; or (d) willful misconduct. The right to indemnification includes, in some circumstances, the right to receive reimbursement of costs and expenses in such a proceeding as they are incurred.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Maunesha pursuant to the foregoing provisions of its bylaws, or otherwise, Maunesha has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

       Maunesha may purchase insurance against liabilities asserted against its directors, officers, employees, or agents whether or not it has the power to indemnify them against such liabilities under the provisions of its bylaws or pursuant to applicable law. Indemnification insurance for directors, officers, employees, and agents of Maunesha has not been purchased either by such persons or by Maunesha.

Farmers & Merchants State Bank

History, Business, and Properties

       The Farmers & Merchants State Bank was chartered by the Wisconsin Commissioner of Banking in 1897. The Bank offers comprehensive banking services to the residential, commercial, industrial, and agricultural areas that it serves. Services include agricultural, commercial, real estate and personal loans; checking, savings, and time deposits; and other customer services, such as safe deposit facilities. The Bank also offers alternative investments and individual retirement accounts. The Bank's loan portfolio, as of October 31, 2001 consisted of approximately 8.36% consumer loans, 19.67% commercial loans, 5.01% agricultural loans, and 66.96% real estate loans (including commercial real estate).

       The general banking business in the State of Wisconsin is characterized by a high degree of competition. The principal methods of competition among commercial banks are price (including interest rates paid on deposits, interest rates charged on borrowings, and fees charged) and service (including convenience and quality of service rendered to customers). In addition to competition among commercial banks, banks face significant competition from non-banking financial institutions, including savings and loan associations, credit unions, small loan companies, and insurance companies.

       There is one other financial institution located in Waterloo. The Bank's competition comes from this institution and others located near Waterloo. Insurance companies, mortgage bankers, and brokerage firms provide additional competition for certain banking services. The Bank also competes for interest-bearing funds with issuers of commercial paper and other securities, including the United States Government.

       There are no pending or threatened legal proceedings known to the Bank that, in the opinion of the directors and officers of the Bank, may be materially adverse to the Bank's financial condition, business, or operations. There are no material pending or threatened legal proceedings known to the Bank in which any director, executive officer, or affiliate of the Bank (or any associate of any of them) has a material interest that is adverse to the Bank.

       The Bank's office is located at 210 West Madison Street, Waterloo, Wisconsin 53594, in a facility owned by the Bank. The Bank currently has 1 branch office. On October 31, 2001 the Bank's staff included 9 officers, 18 full-time employees and 9 part-time employees. There are a total of 376 shareholders of the Bank.

Management

       The name, age and position of each of the directors and executive officers of the Farmers & Merchants State Bank are as follows:

Name	Age	Position
Dr. Joseph L. Arena	55	Director
James A. Beyer	58	Sr. Vice President
James G. Gorst	42	Vice President and Cashier
Gus Harms	71	Director
James W. Huggett	66	Director
Melvin C. Martin	60	Director
H. Griff Mason	57	Director
David G. Stronach, Jr.	46	Vice President
Thomas M. Wierschem	46	President, Chief Executive Officer and Director

       The directors are elected at the annual meeting of the shareholders of the Bank. All executive officers are appointed to their respective positions for a one-year period by the Board of Directors at the annual meeting of the Bank.

       Francis A Krause and Raymond W. Kuhl currently serve as Directors Emeritus of the Bank. A "Director Emeritus" is a nonvoting position with the Bank. Mr. Krause and Mr. Kuhl own or control, directly or indirectly, 4055 shares, or 8.3%, of the Bank's outstanding stock.

Business Background of Directors and Executive Officers

       Dr. Joseph L. Arena, Age 55, Director since 1986. Dr. Arena is a native of Wisconsin. He has maintained a practice in Waterloo since 1976, doing general dentistry and orthodontics. He is a member of the National, State and County Dental Societies. Over the past 25 years he has taken an active role in various church and community activities. Dr. Arena has been on the St. Joseph Parish Council for 12 years, holding the office of President for 9 years, as well as serving on the Parish Finance Committee for 6 years. Dr. Arena has also been a baseball coach for 5 years and a member and past President of the Jaycees.

       James A. Beyer, Age 58, Sr. Vice President/Lending and Director. Mr. Beyer has been employed with Farmers & Merchants State Bank since 1961. He has work experience in all areas of banking, with emphasis during the last 20 years in lending, loan analysis and review. He has attended many AIB courses and WBA seminars during his banking career. Mr. Beyer has been very active in the community, serving as an officer and Member of the Waterloo Fire Department and EMS. He is past Treasurer and Board Member of St. John Evg. Lutheran Church. He has also been a member of the City of Waterloo Plan Commission and the Industrial Park Feasibility Study Committee. In addition, Mr. Beyer is Treasurer and Board Member of the Oak Hill Cemetery Association and the Mud Lakes Chapter of Ducks Unlimited.

       James G. Gorst, Age 42, Vice President/Cashier. Mr. Gorst has been involved in community banking for over 25 years in a variety of increasing-responsibility management positions. Mr. Gorst currently serves as the Vice President and Cashier of Farmers & Merchants State Bank, where he has employed for the past 1 ½ years. His role at the Bank includes financial management, data processing, daily banking operations, investments and human resource administration. Mr. Gorst is a graduate of the University of Wisconsin with a B.B.A. degree. He has also graduated from the WBA Commercial Banking School, ABA Retail Banking School, Dale Carnegie course on Human Relations and public speaking and numerous other banking classes. He is currently enrolled, and will complete his studies, at the Prochnow Graduate School of Banking in August, 2002. Mr. Gorst has been involved in a number of community organizations and held various positions in the Jaycees, Rotary and Lions Club. He is currently a member of Our Redeemer Lutheran Church where he has served as its Treasurer.

       David G. Stronach, Age 46, Vice President/Senior Lender. Mr. Stronach has been in banking since 1979, when he started as a Commercial Loan Officer at Firstar Bank in Elkhorn, Wisconsin. From 1995 until his hiring at Farmers & Merchants State Bank in April 2001, Mr. Stronach served as a Commercial Loan Officer for Amcore Bank in Clinton, Wisconsin. Farmers & Merchants hired Mr. Stronach in April 2001 with the intention having him become the Senior Lender upon the impending retirement of Jim Beyer in 2002. Mr. Stronach assumed the Senior Lender responsibilities in October, 2001. Mr. Stronach was a graduate of the Graduate School of Banking in Madison, Wisconsin in 1999, the Commercial Lending School through the WBA, plus numerous other lending and banking classes offered through various industry sources. Mr. Stronach is currently a member of the Marshall Area Business Association and has been a member of his local Lions Club since 1990. He also is a member of numerous local foundations that actively work to enhance the local community.

       Gus Harms, Age 71, Director since 2000. Mr. Harms graduated from Gustavus Adolphus College in St. Peter, Minnesota, with a degree in business administration in 1953. He obtained his law degree from the University of Wisconsin and was admitted to the Wisconsin State Bar in June of 1955. Mr. Harms has practiced law in Waterloo since 1959. For the past 30 years he has been the Attorney of Record for Farmers & Merchants State Bank. He is also the City Attorney for the City of Waterloo. For more than 30 years, Mr. Harms has been General Counsel for Perry Printing Corporation, one of the largest web offset printers in the United States. He has also been General Counsel for George Webb Corporation, a franchiser of approximately 45 restaurants, and General Counsel for Brodbeck Enterprises, owner of numerous shopping centers and supermarkets in Southwestern Wisconsin.

       James W. Huggett, Age 66, Director since 1988. Mr. Huggett is a life long farmer specializing in Commercial Horticulture, mint, turfgrass and nursery stock. He established the operations in 1954 and incorporated Long Island Farm Inc. in 1967. Through the years he was instrumental in establishing "The Wisconsin Sod Producers, Wisconsin Landscape Federation, and the Wisconsin Turfgrass Association." He has also served as an officer of the Turfgrass Producers International. While working on many research projects with the University of Wisconsin, he served on the Horticulture Advisory Council for many years. Mr. Huggett served on the Town of Medina Board and was Town Planning Chairman for 12 years. He is now semi-retired and continues to work on the farm.

       Melvin C. Martin, Age 60, Director since 1978. Mr. Martin first became employed at Farmers & Merchants State Bank in May of 1961, retiring from active employment in 1992. During his 31 years at the Bank, he had experience in many areas, including Assistant Cashier, Vice President, Assistant to the President, and Executive Vice President. He graduated from the Madison Business College in September of 1961, with a degree in Business Administration and Accounting. He also completed the Graduate School of Banking in 1978. He was active in the Marshall Volunteer Fire Department for 20 years, serving as an officer and Director. He is a Trustee on two Scholarship Trusts, two Church Trusts and two Private Trusts. He is a member of the "Legacy Fund" of St. Paul's Lutheran Church. He is an officer and Board Member of two private corporations, and on the Board of the Big Hills Lake Management Association. Mr. Martin is a past Board Member of the Medina Cemetery Association, Past President of the Marshall Alumni Association, past local Treasurer of the Salvation Army, member of the Village Planning Commission, Board of BAI, Board of State Group - Grad School Banking and past Treasurer of State Wide Election (DPI). Mr. Martin is currently retired from banking and living in Marshall.

       H. Griff Mason, Age 57, Director since 1991. Mr. Mason is a lifelong resident of Wisconsin, living primarily in Waterloo. He started working for McKay Nursery in 1965 in a variety of positions. From 1988 to 1998, Mr. Mason served as President/CEO at the company until his retirement in 1998, completing 33 years. Mr. Mason also spent 10 years as an elected member of the Waterloo City Council. He was an active member of the Waterloo Jaycees, holding various offices over the years. Additionally, for eight years he served as a Director of the Columbus Community Hospital. Mr. Mason is a licensed pilot, and is currently enjoying an active retirement in northern Wisconsin.

       Thomas M. Wierschem, Age 46, President/CEO and Director since 2000. Mr. Wierschem graduated from the University of Minnesota in 1978 with a B.S. Degree in Secondary Education. He later earned his M.B.A. - Business Administration from the University of Wisconsin - Milwaukee in 1984. Mr. Wierschem started in the financial institution business from 1978 - 1984 with Security Savings and Loan, Milwaukee, Wisconsin, performing various tasks in the operational side of the business. He then went to work for Bremer Bank, S.A., in Minnesota, Minnesota from 1984 - 2000 with various responsibilities. From 1996 - 2000, he was President/CEO at their $80MM bank in Breckenridge, Minnesota. Mr. Wierschem was hired by Farmers & Merchants State Bank as President/CEO/Chairman of the Board in July, 2000. Mr. Wierschem has served on various church Parish Councils as Chairperson, active member and President of Sertoma Club, President of the Minnesota Chapter of American Institute of Banking for 10 years, and President of two local Chambers of Commerce.

Executive Compensation

       The following table outlines the aggregate annual compensation for the Bank's President for services rendered in his capacity as President of the Bank for the last three completed fiscal years. No other individual had a total salary and bonus in excess of $100,000 annually during the last three fiscal years. For purposes of this table, "salary" includes salary only.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)
Thomas M. Wierschem, President	2001	$110,000.00	$5,000.00	$8,608.29
Thomas M. Wierschem, President(1)	2000	$46,536.26	$3,000.00	$3,117.63
Wiliam C. Jensen, President(2)	2000	$19,083.33	----------	----------
Wiliam C. Jensen, President	1999	$114,500.00	----------	----------
William C. Jensen, President	1998	$114,500.00	----------	----------

(1)     Thomas M. Wierschem became president of the Bank in July, 2000.
(2)     William C. Jensen resigned as president of the Bank in March, 2000.

Director Compensation

        Directors of the Bank receive $425 for each Board meeting attended, $300 for each loan committee meeting attended, and $300 for any other committee meeting attended. The annual compensation received per director is approximately $8,500.

Board Review of Management Compensation

        The entire Board of Directors reviews and determines the compensation for the officers of the Bank.

Principal Shareholders

       The following table sets forth certain information regarding the beneficial ownership of the Bank's common stock as of the date of this prospectus - proxy statement, by:

  each person who is known to the Bank to own beneficially more than five percent (5%) of the Bank's outstanding stock;
  each of the Bank's directors;
  each of the Bank's executive officers; and
  all directors and executive officers of the Bank as a group.

"Beneficial Ownership" is defined below.

Name(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Joseph L. Arena	240	*
James A. Beyer	1,079	2.21%
James G. Gorst	53	*
Gus Harms (2)	3,092	6.32%
James A. Huggett	162	*
Melvin C. Martin	2,562	5.24%
H. Griff Mason	351	*
David G. Stronach, Jr.	20	*
Thomas M. Wierschem	177	*

Directors and Officers as a Group	7,736	15.82%

Wesley R. and Ruth D. Cleveland(3)	3,253	6.55%
Francis A. Krause(3)	3,500	7.15%

*Less than 1%

(1)     The address of all officers and directors is 210 West Madison Street, Waterloo, Wisconsin 53594.
(2)     Mr. Harms serves as one of three trustees of the Karl Junginger Foundation, which holds 931 shares of bank stock.
(3)     These shareholders are not officers or directors. Accordingly, their stock is not included in the amount of Bank stock beneficially owned by officers and directors as a group.

       "Beneficial ownership" is determined in accordance with Securities and Exchange Commission Rule 13d-3, which generally provides that an individual is considered to beneficially own any stock held by his or her spouse, children or relatives who share the same home as the individual, and stock over which the individual exercises voting or investment control for example, as trustee of a trust or as president of a corporation.

Description of the Stock of the Bank

       As of the date of this prospectus - proxy statement, the Bank is authorized to issue 50,000 shares of common stock, all of one class, of which 48,912 shares are issued and outstanding. The Bank has approximately 376 shareholders of record. For further information about the stock, see "Comparison of Bank Stock With Maunesha Stock."

Transactions with Related Parties

        The Bank has had in the ordinary course of business, and will continue to have in the future, banking transactions such as personal and business loans with its directors, officers, and/or the owners of more than ten percent of the Bank and Maunesha stock. Such loans are now and will continue to be on the same terms, including collateral and interest rate, as those prevailing at the same time for comparable transactions with others of similar credit standing and do not and will not in the future involve more than normal risks of collectibility or present other unfavorable features.

       At no time during 1998, 1999, 2000 and 2001 did or has the maximum aggregate direct and indirect extensions of credit to any director, executive officer or 10% shareholder, and to his or her respective related interest, exceeded fifteen percent (15%) of the Bank's capital. From time to time, the Bank has entered into nonbanking business transactions with entities with which some of its directors are affiliated. Those transactions have been at arm's length and have been at competitive prices.

Indemnification of Directors and Officers

       Wisconsin law governing indemnification of the Bank's directors, officers, and employees is substantially similar to the law governing indemnification of Maunesha's directors, officers, and employees. Expenses of an officer or director in such a proceeding may be advanced based upon her or his agreement to repay such expenses if it is determined that he or she is not entitled to indemnification. If the officer or director is successful on the merits his expenses will be paid; otherwise indemnification can only be made upon a showing that he or she met the applicable standard of conduct as determined by a court, a quorum of disinterested directors, by independent legal counsel, or by the shareholders. For a brief discussion of that law, see "Maunesha Bancshares, Inc. - Restrictions on Transfer and Indemnification Provisions."

        The Bank has purchased insurance insuring the Bank, its directors and officers, against liabilities asserted against its directors and officers subject to certain conditions and limitations.

Recent Stock Purchase From Significant Shareholder

       On December 11, 2001 the Bank purchased 1,088 shares of its outstanding stock (2.2%) from one shareholder. The purchase price for the shares was $329,664. The purchase price was approximately 99.6% of the book value of the shares. In September, 2001, the appraised value of the shares was 96% of book value, so the Bank paid a slight premium for these shares. The Bank intends at this time to hold the repurchased shares at the Bank as authorized but unissued shares. The shares will not be sold to Maunesha in the reorganization process.

Shares of the Stock Owned or Controlled by Management

       As of the date of this prospectus - proxy statement, the executive officers and directors of the Bank own or control, directly or indirectly, approximately 15.8% of the total Bank stock outstanding. Francis A Krause and Raymond W. Kuhl currently serve as Directors Emeritus of the Bank. A "Director Emeritus" is a nonvoting position with the Bank. Mr. Krause and Mr. Kuhl own or control, directly or indirectly, 4055 shares, or 8.3%, of the Bank's outstanding stock.

       Maunesha has no knowledge or information as to the existence of any contract, arrangement, or understanding among the above-named persons with respect to the shares of the Bank stock. To the knowledge of Maunesha no person above named has any material interest in the transaction proposed by the reorganization, direct or indirect, other than in his or her status as shareholders.

Recommendation of the Bank's Board of Directors

       The Board of Directors of the Farmers & Merchants State Bank recommends that all shareholders vote to approve the reorganization. The decision of the Board of Directors of the Bank to recommend the reorganization to the shareholders is based on their belief that the Bank's affiliation with Maunesha is in the best interest of the Bank and its shareholders.

       Such belief is based on a number of factors, including recent and historical transactions in the Bank's capital stock, the Board of Directors' knowledge of the business, operations, properties, assets, earnings and prospects of the Bank, and the advantages provided by a holding company corporate organizational structure. The advantages provided by the holding company structure are as follows:

  The holding company can purchase its own stock from shareholders. Therefore, it can provide a potential market for the stock of the holding company. State banks are restricted in their ability to purchase their own stock from shareholders. This is the single most important advantage to a bank holding company.
  The holding company will be able to respond efficiently to changes in the law governing banks and financial activities.
  The holding company will enable the Bank to continue under local ownership and control.
  Although the Board of Directors has no intention of acquiring other banks at this time, the holding company will be able to more easily acquire other banks and operate them as branches of Farmers & Merchants State Bank or as separate banks in areas not now served by Farmers & Merchants State Bank.
  The holding company will be able to meet future Bank capital needs by having the holding company take out loans which are repaid by nontaxable Bank dividends.
  Unlike the restrictions on a Bank’s ability to repurchase its own stock, the holding company can purchase its own stock, and therefore in the future would be able to more easily reduce its shareholder base through stock repurchases to become an S corporation under Section 1361(b) of the Internal Revenue Code. Subchapter S corporations enjoy significant tax benefits. The Board of Directors has no intention of making such an election at this time.
  For the reasons listed above, creating a holding company for the Farmers & Merchants State Bank will allow the Bank to compete more effectively with other banks that are held by bank holding companies.

       The Board of Directors of the Bank did not attach a relative weight to the factors it considered in reaching its decision, but considering all factors made the determination to recommend the reorganization to the shareholders. See "The Reorganization - Reasons for The Reorganization" for a thorough discussion of the factors that the Board relied upon in making its recommendations.

Financial Statements

       Financial statements prepared in conformity with generally accepted accounting principles and dated December 31, 2001 accompany this prospectus - proxy statement.

New Farmers & Merchants State Bank

       If the holding company formation is approved by the shareholders of the Bank and the Bank receives all necessary regulatory approvals, Maunesha will incorporate a new bank, called New Farmers & Merchants State Bank, as a wholly-owned subsidiary of Maunesha. The new bank will not conduct any banking business or any other business. It will have no employees, no liabilities, no operations, and no assets except for a nominal capital contribution required by law, which is discussed below. It will be a "shell" corporation, will be incorporated for the sole purpose of assisting in the reorganization, and will exist for a period of a few days.

       Maunesha will capitalize the new bank with $5,000 that Maunesha will borrow from a correspondent bank, and it will have officers and directors for the few days of its existence. In the reorganization, the new bank will be merged into the Bank, and the new bank will cease to exist. The $5,000 will be placed into the Bank's surplus. The Bank will issue a special dividend to Maunesha in order to pay off the loan from the correspondent bank.

Comparison of Bank Stock With Maunesha Stock

Authorized Shares

       The Bank is authorized to issue 50,000 shares of capital stock, all of one class, designated as common stock, of which 48,912 shares are issued and outstanding, and 1,088 are held at the Bank as treasury shares. Maunesha is authorized to issue 200,000 shares of capital stock, all of one class, designated as common stock. No Maunesha stock has been issued. Either the Bank or Maunesha could increase the amount of authorized stock at any time by an amendment to its articles of incorporation approved by its shareholders.

       Maunesha will issue 195,648 shares in the reorganization.

Voting Rights

       Each share of Bank stock has one vote on all matters presented to the shareholders of the Bank. Each act by the shareholders of the Bank requires a majority vote, except as otherwise provided in the articles of incorporation, bylaws or by law. The Bank bylaws require a two-thirds majority in order to amend either the articles of incorporation or the bylaws. Similarly, each share of Maunesha stock has one vote on all matters presented to the shareholders of Maunesha. Each act by the shareholders of Maunesha requires a majority vote, except as otherwise provided by the articles of incorporation or law. Maunesha articles require a two-thirds affirmative vote in order to amend, alter, or repeal the provisions of Maunesha's articles of incorporation relating to Maunesha's right of first refusal.

       There are many similarities in the voting requirements imposed by the Wisconsin banking laws as compared to the Wisconsin general corporate laws. For example, under both the Wisconsin Banking Law and the Wisconsin Business Corporation Law, a vote of the majority of the outstanding stock can amend the articles of incorporation, except as otherwise provided by Maunesha's or Bank's articles of incorporation.

        The shareholders of the Bank elect the directors at the Bank's annual meeting of shareholders held on the fourth Tuesday of April of each year. Bank shareholders exercise direct control over the Bank's affairs by election of the Bank's directors and by the right to vote on other Bank matters from time to time. Bank directors may be removed by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a special meeting called for that purpose.

       If the proposed reorganization is consummated, the shareholders who receive Maunesha stock will elect Maunesha Board of Directors. The Board of Directors of Maunesha will initially consist of seven members. The directors are elected at the annual meeting of Maunesha's shareholders.

       The officers of Maunesha will be elected annually by the holding company Board of Directors. The officers will vote the shares of Bank stock held by Maunesha, and therefore will elect the Bank's Board of Directors, acting pursuant to the instructions of Maunesha's Board of Directors.

       There is no requirement that the Boards of the Bank and of Maunesha be identical. Shareholders of Maunesha will exercise direct control over Maunesha by election of Maunesha's directors and by other voting rights, and therefore will exercise indirect control over the Bank. The direct control of the Bank stock will be exercised by Maunesha's Board of Directors, who are obligated to act in the best interests of Maunesha shareholders.

Dividends

       Recent dividends paid by the Bank to its shareholders have been as follows:

Year Paid	Dividend Per Share
1997	$7.00
1998	$7.50
1999	$7.75
2000	$8.00
2001	$8.25

       It is the intention of the Board of Directors of Maunesha to pay cash dividends on its common stock at least annually. Substantially all of Maunesha's assets will consist of its investment in the Bank, and immediately after the reorganization the availability of funds for dividends to be paid by Maunesha will depend primarily upon the receipt of dividends from the Bank. Dividends of Maunesha will also be dependent on future earnings, the financial condition of Maunesha and its subsidiaries, and other factors.

       Whether the dividends, if any, paid by Maunesha in the future will be equal to, less than, or more than the dividends paid by the Bank in the past cannot be predicted. However, it is unlikely that dividends paid by Maunesha in the initial few years of operation would be significantly larger than the dividends paid by the Bank in prior years. If Maunesha incurs indebtedness, such as a loan to purchase Maunesha stock, Bank dividends received by Maunesha will be applied toward that indebtedness, at least in part, rather than be paid to Maunesha shareholders as dividends from Maunesha.

       Under the Wisconsin Banking Law, the Board of Directors of a Bank may declare and pay a dividend from its undivided profits in an amount they consider expedient. The Board of Directors will provide for the payment of all expenses, losses, required reserves, taxes, and interest accrued or due from the Bank before the declaration of dividends from undivided profits. If dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, the Bank may not declare or pay any dividend in the current year that exceeds year-to-date net income except with the written consent of the Department of Financial Institutions Division of Banking.

       A Bank's dividends may not in any way impair or diminish the capital of the Bank other than by reducing undivided profits. If a dividend is paid that does not comply with this limitation, every shareholder receiving the dividend is liable to restore the full amount of the dividend unless the capital is subsequently made good. If the Board of Directors of a Bank pays dividends when the Bank is insolvent or in danger of insolvency, or not having reason to believe that there were sufficient undivided profits to pay the dividends, the members of the Board of Directors are jointly and severally liable to the creditors of the Bank at the time of declaring dividends in an amount equal to twice the amount of the dividends.

       Federal regulators have authority to prohibit a Bank from engaging in any action deemed by them to constitute an unsafe or unsound practice, including the payment of dividends. In addition to the foregoing, Wisconsin business corporations such as Maunesha are prohibited by Wisconsin law from paying dividends while they are insolvent or if the payment of dividends would render them unable to pay debts as they come due in the usual course of business.

Market for the Stock

       In General: As of the date of this prospectus - proxy statement, the Bank had 376 shareholders of record. No established public trading market exists for the Bank stock. The stock is infrequently traded, and the current market for the stock is limited. The Bank is prohibited by law from holding or purchasing more than 10% of its own shares except in limited circumstances.

       Similarly, there will be no established public trading market for Maunesha stock. Unlike the Bank, however, Maunesha will generally be able to purchase its own shares. In some circumstances a bank holding company may not purchase its own shares without giving prior notice to the Federal Reserve Board. Specifically, Maunesha may be required to obtain prior approval from the Federal Reserve Board before purchasing or redeeming its own stock if the consideration for the purchase or redemption, when aggregated with the consideration paid by Maunesha for all such purchases or redemptions in the past 12-month period, equals at least 10% of Maunesha's consolidated net worth. Otherwise, Maunesha is restricted by sound business judgment, its prior commitments, and the consolidated financial condition of Maunesha and its subsidiaries. In no event may a Wisconsin corporation purchase its own shares when the corporation is insolvent or when such a purchase would make it insolvent.

       Although Maunesha may generally, in the Board's discretion, purchase shares of its stock, it is not obligated to do so.

       Anti-takeover Provisions. If a Maunesha shareholder wishes to transfer any of his or her shares of Maunesha stock, then pursuant to Article 6(b) of Maunesha's articles of incorporation, Maunesha has a right of first refusal with respect to those shares. These rights do not apply to a transfer between a shareholder and:

  His or her spouse; or any lineal descendant;
  Children, including stepchildren, any lineal descendant;
  Parents;
  Siblings and their spouses and children;
  Subject to the limitations discussed below under “S Corporation Status,” a trust or similar entity whose sole beneficiaries are any of the above-listed individuals.

       However, if a shareholder does transfer stock to a spouse or child, the recipient of the stock will be bound by all of the transfer restrictions contained in Article 6(b).

       Shareholders should refer to Article 6(b) of Maunesha's articles of incorporation, attached as Exhibit E. The following description does not purport to be a comprehensive statement of the terms of Maunesha's right of first refusal.

       Right of First Refusal. If a shareholder wishes to sell any shares of stock to a person or entity other those listed above without first obtaining the written consent of Maunesha, Maunesha will have a right to redeem the shares at the price and on the terms and conditions offered by the prospective purchaser. Maunesha is not obligated to make any purchases of Maunesha stock, but may do so at the discretion of its Board of Directors.

       The right of first refusal operates as follows:

  The shareholder that wants to sell his or her shares must give Maunesha written notice of his or her intent to do so, stating:

       *        The identity of the proposed purchaser of the shares,

       *        The number of shares the shareholder proposes to sell,

       *        The proposed consideration for the shares, and

       *        The other terms and conditions of the proposed sale of the shares.

  The shareholder must give Maunesha a copy of the written offer.
  Maunesha has a right of first refusal to acquire all, but not less than all, of the shares to be sold for the consideration and on the other terms and conditions offered by the proposed purchaser. These terms and conditions must be contained in the written notice given to Maunesha by the shareholder.
  Maunesha must exercise its right to acquire the shares to be disposed of by giving written notice to the shareholder within fifteen (15) days following receipt of the written notice from the shareholder.
  If Maunesha does not exercise its acquisition rights within that time period, the shareholder will be free for forty-five (45) days to sell all of the shares to be disposed of to the purchaser identified in the written notice to Maunesha, at the same consideration and on the same terms and conditions contained in the notice.
  As a condition precedent to the effectiveness of any transfer of Maunesha shares, the transferee must agree in writing to be bound by all of the terms and conditions of Maunesha’s right of first refusal.

Each certificate representing shares of Maunesha stock will bear a legend in substantially the following form:

"The shares represented by this certificate and any sale, transfer, or other disposition thereof are restricted under and subject to the terms and conditions contained in Article 6 of the Corporation’s Articles of Incorporation, a copy of which is on file at the offices of the Corporation.”

       The provisions of Maunesha's articles of incorporation relating to this right of first refusal may not be amended, altered or repealed except by the affirmative vote of the holders of at least two-thirds of the shares of Maunesha stock.

       Potential Anti-takeover and Other Effects. Maunesha's right of first refusal may reduce the ability of third parties to obtain control of Maunesha.

In particular, Maunesha's right to match the price offered by a prospective buyer might make acquisitions of large blocks of Maunesha stock by other buyers more difficult. These rights might also discourage mergers, tender offers, proxy contests, or other attempts to gain control of Maunesha through the acquisition of voting stock, in which case Maunesha shareholders may have received higher prices for their shares of holding company stock. Shareholders who might support the takeover of Maunesha in a given situation could only amend, alter or repeal the right of first refusal provision by obtaining an affirmative vote of two-thirds of the issued and outstanding shares. Because of these effects, these provisions may limit shareholder participation in transactions such as tender offers.

       Whether the right of first refusal serves as an advantage to management or to shareholders depends on the particular circumstances. In a hostile tender offer, for example, members of management and shareholders who support the present ownership may benefit from the provision, while shareholders that want to participate in the tender offer might be disadvantaged.

       These restrictions on transfer may also limit Maunesha's ability to sell its stock in the future.

       For the reasons discussed above, a right of first refusal is typically considered to be an anti-takeover measure. Although the Boards of Directors of Maunesha and the Bank and their advisors are aware of many other Wisconsin bank holding companies whose stock is similarly restricted by a right of first refusal, the Board recognizes that these limitations on transfer generally are not customary for a bank holding company.

       Reasons for the Right of First Refusal. The Boards of Directors of Maunesha and the Bank believe that giving Maunesha a right of first refusal is in the best interests of Maunesha, its shareholders and the Bank. One of the purposes of forming a holding company for the Bank is to enable the Bank to continue under local control. The proposed rights effectuate this purpose by providing a mechanism for helping to assure local control of Maunesha and the Bank.

       The proposal is not the result of Bank management's knowledge of any specific effort to obtain control of the Bank by means of a merger, tender offer, solicitation in opposition to management or otherwise. Nevertheless, the Boards of Directors are concerned that, without these provisions, local control of the Bank may not be achieved over the long term.

S Corporation Status

       Unlike the restrictions on a Bank's ability to repurchase its own stock, Maunesha can purchase its own stock, and therefore in the future would be able to more easily reduce its shareholder base through stock repurchases to become an S corporation under Section 1361(b) of the Internal Revenue Code. Subchapter S corporations enjoy significant tax benefits. In order to gain the tax benefits, however, S corporations are subject to various restrictions on the type of person that can own their stock, the number of shareholders, and the kind of subsidiaries that the S corporation may own.

       To facilitate the election of S corporation status by Maunesha and its shareholders, if Maunesha and its shareholders elect S corporation status in the future under Section 1361(b) of the Internal Revenue Code, Maunesha's articles of incorporation will also prohibit the transfer of shares, without the prior consent of Maunesha, to any person or entity that is not eligible to be a shareholder of an S corporation under Section 1361(b) and to any person that would cause Maunesha to have more than the maximum permitted number of shareholders under Section 1361(b). Under the current Internal Revenue Code, this means that a shareholder would not be able to transfer stock to a corporation, partnership, multi-member limited liability company, IRA, nonresident alien, or many types of trusts without the prior approval of Maunesha, and would not be able to transfer stock without prior approval if that transfer would result in Maunesha having more than the maximum number of shareholders permitted for an S corporation, currently 75.

        In order to amend the restrictions on transfer related to S corporation status, at least two-thirds percent of the outstanding shares of Maunesha voting stock must be voted in favor of the amendment.

       The Board of Directors of Maunesha has no intention of electing S corporation status at this time, but if it does make such an election in the future, it would be required to reduce the number of its shareholders from 376 to the maximum number of shareholders allowed at that time under Section 1361(b).

More Authorized Shares of Maunesha Stock Than Will Be Issued Pursuant to the Reorganization

       Maunesha has authorized 200,000 shares and will issue a maximum of 195,648 pursuant to the reorganization. This means that 4,352 shares of Maunesha stock will remain as authorized but unissued shares. By reserving a certain amount of shares as authorized but unissued, Maunesha has an opportunity to issue these additional shares to expand the shareholder base in the local community, to raise additional capital, to acquire subsidiary organizations, or to investors to protect Maunesha from a takeover bid. All of these would have the result of diluting the proportional ownership of current shareholders, but not the value of the current stock as long as additional shares are issued for fair market value.

Value

       As of November 30, 2001 the per share book value of the Bank stock, according to Bank's internal records, was $318.07. In September, 2001, the Bank had an appraisal done of its stock, and at that time the per share appraised value was 96% of book value.

       To the best knowledge of the Bank, there have been 70 different transfers of Bank stock, involving a total of 5,392 shares of Bank stock, between January, 1998 and the date of this prospectus - proxy statement.

       The following is a listing of sales of Bank stock known to the Bank since January 1, 1998. The remaining transfers of Bank stock did not involve the sale of stock.

DATE	SHARES	PRICE PER SHARE
09-14-1998	350	$200
09-22-1998	48	$200
10-09-1998	20	$200
10-22-1998	398	$200
11-17-1998	20	$200
12-08-1998	51	$200
12-24-1998	17	$200
03-11-1999	68	$200
04-15-1999	43	$215
05-03-1999	24	$215
07-23-1999	67	$215
08-03-1999	14	$215
11-22-1999	243	$240
12-01-1999	61	$240
12-30-1999	304	$240
03-16-2000	34	$253
04-07-2000	34	$253
05-31-2000	8	$262
06-16-2000	25	$265
07-25-2000	63	$267
12-06-2000	100	$271
12-28-2000	100	$271
04-02-2001	253	$282
04-10-2001	253	$282
04-19-2001	1	$285
06-18-2001	13	$282
06-18-2001	4	$292
07-27-2001	24	$294
08-14-2001	9	$298
08-17-2001	4	$298
08-22-2001	58	$292
08-22-2001	1	$285
10-31-2001	13	$298

       At least initially, the value of four shares of Maunesha stock will be approximately equal to the value of one share of Bank stock because each shareholder will receive four shares of Maunesha stock for each share of Bank stock. There is no assurance, however, that those values will remain equivalent, particularly if Maunesha should acquire another Bank or establish a non-banking subsidiary to conduct a banking-related business. Bank stock will not reflect the value of any other Maunesha subsidiaries that may be established in the future.

Other

       Liquidation Rights. The shareholders of the Bank and Maunesha are entitled to share pro rata in the net assets of the organization, after payment of all liabilities, if the organization is ever liquidated.

       Preemptive Rights. Shareholders of the Bank do not have preemptive rights to acquire additional shares of the organization that may be issued in the future. Shareholders of Maunesha likewise will not have preemptive rights.

       Conversion Rights. Neither the Bank stock nor Maunesha stock is convertible into any other security.

       Call. Neither the Bank stock nor Maunesha stock is subject to any call or redemption rights on the part of the organization.

       Assessability. All of the Bank and Maunesha stock issued or to be issued is or will be fully paid and nonassessable, except as provided by law. The Wisconsin Business Corporation Law imposes a statutory liability on shareholders of every corporation up to an amount equal to the par value of their shares, and to the consideration for which their shares without par value were issued, for all debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any one case.

Supervision and Regulation

General

       Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of Maunesha and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Wisconsin Department of Financial Institutions Division of Banking, federal and state taxing authorities, and the Securities and Exchange Commission. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

       Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to Maunesha and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the Federal Deposit Insurance Corporation's deposit insurance funds and the depositors, rather than the shareholders, of the Bank.

       The following references to material statutes and regulations affecting Maunesha and the Bank are brief summaries thereof and do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. Any change in applicable law or regulations may have a material effect on the business of Maunesha and the Bank.

Banking Regulation

       Maunesha, if the reorganization is successful, will be a bank holding company subject to the supervision of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. In accordance with Federal Reserve Board policy, Maunesha will be expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where Maunesha might not do so absent such policy. As a bank holding company, Maunesha will be required to file with the Board of Governors annual reports and such additional information as the Board of Governors may require pursuant to the Bank Holding Company Act. The Board of Governors may make examinations of Maunesha and its subsidiary. Because the bank is chartered under Wisconsin law, Maunesha will also be subject to the examination, supervision, reporting and enforcement requirements of the Wisconsin Department of Financial Institutions Division of Banking.

       The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Board of Governors before it may acquire direct or indirect ownership of more than five percent (5%) of the voting securities or substantially all of the assets of any bank. The Bank Holding Company Act limits the activities by bank holding companies to managing, controlling, and servicing their subsidiary banks and to engaging in certain non-banking activities which have been determined by the Board of Governors to be closely related to banking. Similarly, the Bank Holding Company Act, with specified exceptions relating to permissible non-banking activities, forbids holding companies from acquiring voting control (generally, 25% or more of the voting power) of any company which is not a bank. Some of the activities that the Board of Governors has determined by regulation to be closely related to banking are making or servicing loans, leasing real and personal property where the lease serves as the functional equivalent of an extension of credit, making investments in corporations or projects designed primarily to promote community welfare, acting as an investment or financial advisor, providing data processing services, and acting as an insurance agent or broker, as those activities are defined and limited by the regulation.

        Under the recent Gramm-Leach-Bliley Act of 1999, holding companies that qualify may elect to become "financial holding companies." As a result, such holding companies may engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Such "financial holding companies" are also permitted to engage in activities that are complementary to financial activities if the

Federal Reserve Board determines that the activity does not pose a substantial risk to the safety and soundness of depository institutions or to the financial system in general. In order to qualify as a "financial holding company," a holding company's subsidiary banks must be well managed, well capitalized, and have received at least a "satisfactory" Community Reinvestment Act ("CRA") rating at the most recent CRA examination. The list of activities that are considered "financial in nature" includes:

  Securities underwriting, dealing and market making.
  Insurance underwriting and agency activities.
  Merchant banking, which means that a “financial holding company” may directly or indirectly acquire or control any kind of ownership interest in an entity engaged in any kind of trade or business whatsoever.
  Insurance company portfolio investments.

       Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, under the Bank Holding Company Act and regulations of the Board of Governors, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of any property or services. The Board of Governors possesses cease and desist powers over bank holding companies and their non-banking subsidiaries if their actions represent an unsafe or unsound practice or a violation of law.

       The Bank is a Wisconsin-chartered bank. Its deposit accounts are insured by the Federal Deposit Insurance Corporation. The Bank is subject to the examination, supervision, reporting and enforcement requirements of the Wisconsin Department of Financial Institutions Division of Banking, as the chartering authority for Wisconsin banks, and the Federal Deposit Insurance Corporation. Areas subject to regulation by the authorities include reserves, investments, loans, mergers, issuance of securities, payment of dividends, establishment of branches, and other aspects of banking operations.

       The “Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994” (the “Riegle-Neal Act”) allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depositor institution affiliates. The Riegle-Neal Act also allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. However, the establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law, and Wisconsin has not made such an authorization.

Capital Requirements for Maunesha, the Bank, and New Farmers & Merchants State Bank

       Maunesha and the Bank. The Federal Reserve Board and the Federal Deposit Insurance Corporation use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

       The Federal Reserve Board and the Federal Deposit Insurance Corporation's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: a risk-based requirement expressed as a percentage of total risk-weighted assets, and a leverage requirement expressed as a percentage of total assets. The risk-based requirement consists of a minimum ratio of total capital to a total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.

       As of October 31, 2001, the Bank's ratio of total capital to risk-weighted assets was 24.04%, its ratio of Tier 1 capital to risk-weighted assets was 25.29%, and its ratio of Tier 1 capital to average assets was 18.5%.

       The risk-based and leverage standards presently used by the Federal Reserve Board and the Federal Deposit Insurance Corporation are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions for example, Tier 1 capital less all intangible assets, well above the minimum levels.

       The Federal Reserve Board's regulations provide that the foregoing capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets.

       New Farmers & Merchants State Bank. If the holding company formation is approved by the shareholders of the Bank and the Bank receives all necessary regulatory approvals, Maunesha will incorporate a new bank, called New Farmers & Merchants State Bank, as a wholly-owned subsidiary of Maunesha. The new bank will not conduct any banking business or any other business. It will have no employees, no liabilities, no operations, and no assets except for a nominal capital contribution required by law, which is discussed below. It will be a “shell” corporation, will be incorporated for the sole purpose of assisting in the reorganization, and will exist for a period of a few days.

       The Wisconsin Department of Financial Institutions requires that Maunesha capitalize the new bank with a minimum capital of $5,000, which Maunesha will borrow from a correspondent bank. In the reorganization, the new bank will be merged into the Bank, and the new bank will cease to exist. The $5,000 will be placed into the Bank’s surplus. The Bank will issue a special dividend to Maunesha in order to pay off the loan from the correspondent bank.

Federal Deposit Insurance Corporation Deposit Insurance Premiums

       The Bank pays deposit insurance premiums to the Federal Deposit Insurance Corporation based on a risk-based assessment system established by the Federal Deposit Insurance Corporation for all institutions insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

Loan Limits to Borrowers

        Generally, under the Wisconsin Banking Law, the total liabilities of any one person to a Wisconsin-chartered bank for money borrowed may not, at any time, exceed 20% of the capital of the bank. The Bank's current lending limit is $2,900,000 per customer.

       Bank holding companies are not subject to specific limitations on loans to one borrower. However, bank holding company lending activities require the prior approval of the Federal Reserve Board under Regulation Y.

Available Information

       Maunesha has filed electronically with the Securities and Exchange Commission, Washington, D.C., through EDGAR a registration statement (No. 333-76856) on Form S-4 under the Securities Act of 1933, for the registration of Maunesha stock to be issued in the reorganization. This prospectus - proxy statement constitutes the prospectus that was filed as a part of that registration statement, and does not contain all of the information set forth in the registration statement and in the exhibits attached. Some items were omitted in accordance with the rules and regulations of the Commission. Anyone may inspect the registration statement without charge at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of all or any part of it from the Commission upon payment of the required fees. The registration statement may also be reviewed on the Commission’s website at http://www.sec.gov.

       The Bank currently is not subject to the requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and files no reports or proxy statements with the SEC pursuant thereto. Because Maunesha's duty to file reports pursuant to the section 15(d) of the Exchange Act arises solely from a registration statement:

  filed by an issuer with no significant assets;
  in a reorganization of a non-reporting company into a one subsidiary holding company; and
  in which equity security holders receive the same proportional interest in Maunesha as they held in the non-reporting issuer except for changes resulting from the exercise of dissenting shareholder rights under state law, under Reg. §240.12h-3(d), Maunesha will not have to file any periodic disclosure reports with the SEC at any time, even during the fiscal year in which the registration statement becomes effective. However, Maunesha will voluntarily provide shareholders with reports of the same nature, and with the same frequency, as are currently provided by the Bank to Bank shareholders.

Legal Matters

       Certain legal matters in connection with the reorganization will be passed upon for Maunesha and the Bank by Boardman, Suhr, Curry & Field LLP, One South Pinckney Street, 4th Floor, P.O. Box 927, Madison, Wisconsin 53701-0927.

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION

       THIS AGREEMENT and Plan of Reorganization ("Agreement") is made on ________________, 2001, by and between Farmers & Merchants State Bank, a state banking organization ("Bank"), and Dells Bancshares, Inc., a Wisconsin corporation ("Corporation").

RECITALS

       The parties consider it advantageous to form a one-bank holding company, which will be the Corporation, to own all of the outstanding stock of the Bank. To form the holding company, the Corporation will organize a wholly-owned subsidiary bank, called New Bank of Wisconsin Dells, a state banking organization ("New Bank"). New Bank will then merge with and into Bank, leaving Bank as the survivor, and converting the outstanding stock of Bank into stock of the Corporation, so that the shareholders of Bank will become the shareholders of the Corporation.

       This reorganization is comprised of the organization of New Bank and the merger of New Bank into Bank, as the surviving entity (the "merger"). Pursuant to the terms of this Agreement, and a Merger Agreement between Bank and New Bank (to be executed after New Bank is formed), as of the Effective Date of the Merger, each of the then issued and outstanding shares of Bank Common Stock ("Bank Common") will be converted into one shares of the authorized but previously unissued common stock of the Corporation ("Corporation Common").

       NOW, THEREFORE, the parties do adopt this plan of reorganization and agree as follows:

       1.       Merger.  Subject to compliance with all requirements of law and the terms and conditions set forth in this Agreement, New Bank will be merged with and into Bank

       (a)       Effective Date; Surviving Bank. The Effective Date of this Merger (the "Effective Date") shall be the date set forth in the Merger Agreement. At the Effective Date, New Bank shall be merged with and into Bank, the separate existence of New Bank shall cease and Bank, as the surviving corporation (the "Surviving Bank"), shall succeed to and possess all of the properties, rights, privileges, immunities, and powers, and shall be subject to all the liabilities, obligations, restrictions, and duties, of Bank and New Bank.

       (b)       Charter Number. The charter number of the Bank shall be the charter number of the Surviving Bank.

       (c)       Articles of Incorporation; Name. From and after the Effective Date and until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Bank shall be the Articles of Incorporation of Bank, as amended or restated, and the name of Surviving Bank shall be that of Bank.

       (d)       Bylaws. From and after the Effective Date and until thereafter amended as provided by law, the Bylaws of Bank in effect immediately prior to the Effective Date shall constitute the Bylaws of Surviving Bank.

       (e)       Directors and Officers. From and after the Effective Date and until their respective successors are elected, the members of the Board of Directors and the officers of Surviving Bank shall consist of those persons who are serving as directors and officers of Bank immediately prior to the Effective Date.

       (f)       Conversion of Stock. As of the Effective Date, by virtue of the merger and without any action on the part of the shareholders of Bank, all of the Bank Common outstanding immediately prior to the Effective Date shall cease to exist and shall be converted into Corporation Common, at the rate of one (1) share of Corporation Common for each one (1) share of Bank Common. As of the Effective Date, by virtue of the merger and without any action on the part of the shareholder of New Bank, all of the New Bank common stock outstanding immediately prior to the Effective Date shall cease to exist.

       (g)       Transmittal Procedure. Bank will close its transfer records on a date twenty (20) days prior to the Effective Date for a period through and including the Effective Date. When the Effective Date is established, the date of closing of transfer records will also be set, and the shareholders of Bank will be notified of such. Bank will make every reasonable effort to have its shareholders of record tender their certificates for Bank Common to the Exchange Agent at least three (3) days prior to the Effective Date. Bank will serve as the Exchange Agent for this transaction. On the Effective Date, the Corporation shall provide to Bank, and Bank shall mail or deliver to its shareholders, stock certificates of Corporation Common to which those shareholders are entitled by reason of the merger; provided, however, that no Corporation Common certificate shall be mailed or delivered to a Bank shareholder who is eligible to exercise dissenter's rights or who has not delivered to Bank all certificates of Bank Common owned by such shareholder (or if a certificate has been lost, an indemnity bond or other agreement satisfactory to the Corporation).

              Until so delivered to Bank, each outstanding certificate which prior to the Effective Date represented shares of Bank Common will be deemed for all purposes to evidence only the right to receive the ownership of the shares of Corporation Common into which such Bank Common has been converted; provided, however, that until such Bank Common certificates are so delivered to Bank, no dividend payable on Corporation Common at any time after the Effective Date shall be paid to the holder of such undelivered certificate. Upon the delivery of such certificate after the Effective Date, the Corporation shall pay, without interest, any unpaid dividends by reason of the preceding sentence to the record holder thereof, and Bank shall deliver the stock certificate for Corporation Common.

       (h)       Dissenting Shares of Bank. If any shares of Bank Common are dissenting shares, Bank shall proceed according to applicable law to determine and pay the fair value of those dissenting shares. "Dissenting shares" shall mean each outstanding share of Bank Common as to which the holder has strictly complied with the provisions of applicable law in order effectively to withdraw from Bank and obtain the right to receive the fair value of his or her shares of Bank Common.

              As of the Effective Date or the date that the last action is taken to exercise dissenter's rights, whichever is later, dissenting shares shall, by virtue of the merger, cease to represent any ownership interest or ownership rights to the Bank or the Corporation, and shall be converted into the right to receive fair value of those shares as provided by law.

       (i)       Business. From and after the Effective Date, the business of the Surviving Bank shall be that of a state bank, conducted at the offices of Bank where located immediately prior to the Effective Date.

       (j)       Assets and Liabilities. From and after the Effective Date, the Surviving Bank shall be liable for all liabilities of New Bank and Bank; and all deposits, debts, liabilities, and contracts of New Bank and Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records of New Bank or Bank, shall be those of the Surviving Bank and shall not be released or impaired by reason of the merger; and all rights of creditors and other obligees and all liens on property of either New Bank or Bank shall be preserved unimpaired. Further, all rights, franchises and interests of New Bank and Bank, respectively, in and to every type of property (real, personal and mixed) and choices in action shall be transferred to and vested in Surviving Bank by virtue of such merger without any deed or other transfer, and Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests in every fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by New Bank and Bank, respectively, on the Effective Date.

       (k)       Tax Consequences. The parties intend and desire that the merger shall be treated for income tax purposes as a reverse triangular merger under Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code. The parties shall act in all respects consistently with that intent.

       (l)       Shareholder Approvals. This Agreement and Plan of Reorganization will be submitted to the respective shareholders of Bank and New Bank for ratification and confirmation at shareholder meetings to be called and held in accordance with the applicable provisions of law and the respective Articles of Incorporation and Bylaws of Bank and New Bank. Each shareholder meeting shall be called as soon as reasonably possible. Bank and New Bank will proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise, necessary for consummation of the merger. The Corporation, as sole shareholder of New Bank, shall vote its stock in New Bank to approve the merger and the transactions set forth in this Agreement.

       (m)       Regulatory Approvals. The parties shall prepare and submit for filing any and all applications, filings, and registrations with, and notifications to, all federal and state authorities required for the merger to be consummated as contemplated by this Agreement. Thereafter, the parties shall pursue all such applications, filings, registrations, and notifications diligently and in good faith, and shall file such supplements, amendments, and additional information in connection therewith as may be reasonably necessary for the merger to be consummated.

       (n)       Merger Agreement. The Corporation shall form New Bank promptly following execution of this Agreement and shall cause New Bank to execute the Merger Agreement attached hereto as Exhibit A. Within three days after execution by New Bank, Bank shall execute the Merger Agreement.

       2.        Representations and Warranties by Bank.  Bank represents and warrants to the Corporation that this Agreement has been approved by the Board of Directors of Bank, and upon approval by the shareholders of Bank will be fully authorized by all necessary corporation action.

       3.         Representations and Warranties by the Corporation.   The Corporation represents and warrants to Bank that the shares of the Corporation Common to be delivered to Bank shareholders pursuant to this Agreement will, upon issuance, be duly and validly authorized and issued and fully paid and nonassessable voting shares, except as otherwise required by law, and will constitute all of the issued and outstanding shares of the Corporation as of the Effective Date.

        4.       Closing.  Subject to the satisfaction of all closing conditions contained herein or their waiver, the closing shall occur on the Effective Date, which will be within thirty (30) days after the satisfaction of the last closing condition. The Closing shall take place at the offices of Bank, or at such other place as the Corporation and Bank may hereafter agree.

       5.        Conditions to Obligations of Both Parties.   The obligations of each party to be performed on the Effective Date shall be subject to the following conditions unless waived in writing by the parties:

       (a)       Regulatory Approval. On or before the Effective Date, Bank shall have received the approval from those regulatory agencies whose approval of the merger is required and any mandatory waiting period(s) associated with such approval(s) shall have expired.

       (b)       No Litigation. At the Effective Date, no litigation or governmental investigation shall have been commenced or, to the best knowledge of the Corporation or Bank, threatened or proposed, which would have a material, adverse effect on the value of Bank or an adverse effect on the ability of any party to close this transaction, or which arises out of or concerns the transactions contemplated by this Agreement.

       (c)        Closing Not Later Than September 15, 2002. The closing of the transactions contemplated hereunder shall have occurred on or before September 15, 2002, unless such date is extended by mutual written agreement of the parties.

       (d)       Shareholder Approval. This Agreement shall have been approved and adopted by the shareholders of Bank and of New Bank in such manner as required by law.

       (e)       Tax Opinion. The parties shall have received a written opinion of tax counsel that the transactions contemplated by this Agreement and the Merger Agreement will constitute a tax-free reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code with respect to those shareholders of Bank who will receive Corporation Common in the merger.

       (f)       Securities Law Compliance. The Corporation Common stock to be issued in the merger shall have been registered, qualified or exempted under all applicable federal and state securities laws, and there shall have been no stop order issued or threatened by the SEC or any state that suspends the effectiveness of any such registration, qualification, or exemption.

        6.       Conditions to Obligations of Corporation and New Bank.    The obligations of the Corporation and New Bank to be performed on the Effective Date shall be subject to the following conditions unless waived in writing by the Corporation and New Bank:

       (a)       Representations and Warranties True; Covenants and Obligations Performed. All representations and warranties of Bank shall be true and correct in all material respects on the Effective Date, and Bank shall have performed all acts required of it under the terms of this Agreement.

       (b)       Dissenting Shares. There shall be not more than ten percent (10%) of the total outstanding shares of Bank that as of the Effective Date are eligible to elect dissenter's rights by reason of having complied with the procedures required by applicable law.

       (c)       No Material Adverse Change. The assets, business, operation, and prospects of Bank shall not have been materially and adversely affected by a loss or destruction not fully compensated by insurance, by any governmental proceeding or action, or by any other event or occurrence, which in the reasonable judgment of the Corporation would defeat or frustrate the purposes of the reorganization or otherwise make the reorganization undesirable.

        7.       Conditions to Obligations of Bank.   The obligations of Bank to be performed on the Effective Date shall be subject to the following conditions unless waived in writing by Bank: all representations and warranties of the Corporation shall be true and correct in all material respects on the Effective Date, and the Corporation and New Bank shall have performed all acts required of them under the terms of this Agreement.

        8.       Additional Covenants of the Parties.

       (a)       Cooperation. The parties will fully cooperate with each other and their respective counsels and accountants in connection with any steps to be taken as part of their obligations under this Agreement, including without limitation, the preparation of financial statements and the supplying of information in connection with the preparation of regulatory applications.

       (b)       Expenses. All costs and expenses and charges incurred by a party hereto shall be borne by such party, including the fees of their respective accountants and attorneys; provided, however, that if the merger is not consummated for any reason, all costs and expenses incurred by the Corporation and New Bank shall be paid by Bank.

       (c)       Affiliates. The parties acknowledge that (i) shares of Corporation Common received in the reorganization by persons who are affiliates of the parties for purposes of Rule 145, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, are subject to certain restrictions on the public resale of such shares; (ii) certificates evidencing shares of Corporation Common received by affiliates pursuant to the reorganization shall carry a legend referring to Rule 145 and the transfer restrictions imposed thereunder; and (iii) such shares shall be subject to stop-transfer instructions to the Corporation's transfer agent. For purposes of Rule 145 an "affiliate" means a person who was, as of the date of consummation of the reorganization, an executive officer of Bank, or a director of Bank, or a person deemed to control Bank (including without limitation a Bank shareholder owning more than 10% of the Bank stock outstanding). Neither Bank nor the Corporation is obligated to register shares of Corporation Common for resale, and any such registration shall be at the expense and instance of any shareholder, including an affiliate, desiring such registration.

        9.       Termination.   This Agreement and merger may be terminated and abandoned upon prompt written notice to the other party before the Effective Date, notwithstanding authorization and adoption of this Agreement by the shareholders of one or both of Bank and New Bank:

       (a)       By mutual consent of Bank and the Corporation through their Boards of Directors;

       (b)       By Bank at any time after September 15, 2002 (or such later date as shall have been agreed to in writing by the parties) if any of the conditions provided for in Paragraphs 5 or 7 of this Agreement have not been met and have not been waived in writing by Bank; or

       (c)       By the Corporation at any time after September 15, 2002 (or such later date as shall have been agreed to in writing by the parties) if any of the conditions provided for in Paragraphs 5 or 6 of this Agreement have not been met and have not been waived in writing by the Corporation.

       10.       Miscellaneous.

       (a)       Assignment. This Agreement and the rights, interests, and benefits hereunder shall not be assigned, transferred, or pledged in any way, and shall not be subject to execution, attachment, or similar process. Any attempt to assign, transfer, pledge, or make any other disposition of this Agreement or of the rights, interests, and benefits contrary to the foregoing provision, or the levy of any attachment or similar process thereupon, shall be null and void and without effect.

       (b)       Waiver. No failure or delay of any party in exercising any right or power given to it under this Agreement shall operate as a waiver thereof. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent, or subsequent breach. No waiver of any breach or modification of this Agreement shall be effective unless contained in a writing executed by both parties.

       (c)       Entire Agreement. This Agreement supersedes any other representations or agreement, whether written or oral, that may have been made or entered into by the Corporation, Bank, New Bank or by any officer or officers of such parties relating to the acquisition of Bank, or its assets or business, by the Corporation. This Agreement constitutes the entire agreement by the parties, and there are no agreements or commitments except as set forth herein.

       (d)       Amendment. This Agreement may be modified or amended only by a written agreement executed by duly authorized officers of both parties.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

ATTEST:	Farmers & Merchants State Bank

_________________________________	By:______________________________

ATTEST:	Maunesha Bancshares, Inc.

_________________________________	By:______________________________

EXHIBIT A

MERGER AGREEMENT

       MERGER AGREEMENT ("Merger Agreement") made this _____ day of __________________, 2002, by and between Farmers & Merchants State Bank, a state banking organization ("Bank"), and NEW Farmers & Merchants State Bank, a state banking organization ("New Bank").

WITNESSETH

       WHEREAS, Bank and Maunesha Bancshares, Inc. ("Corporation") have entered into an Agreement and Plan of Reorganization dated __________________ ("Agreement"), pursuant to which Bank has agreed to merge with the Corporation's wholly-owned subsidiary, New Bank, in a reverse triangular merger; and

       WHEREAS, Bank and New Bank wish to agree on the terms of the merger now that New Bank has been formed;

        NOW, THEREFORE, the parties agree as follows:

        1.       Incorporation of Plan of Reorganization.   The terms and conditions of the Agreement are incorporated herein by reference in their entirety, and made a part of this Merger Agreement with the same effect as if New Bank had been a party to the Agreement.

        2.       Cooperation.   New Bank shall cooperate with Bank to achieve a prompt consummation of the transactions contemplated in the Agreement, and shall perform all actions necessary or convenient to be performed by it for that purpose.

        3.       Articles of Incorporation.   Effective as of the time this merger shall become effective as specified in the Agreement, the articles of incorporation of that bank resulting from the merger of Bank and New Bank shall read in their entirety as stated in the attached Articles of Incorporation.

        4.       Capital Stock.   The amount of capital stock of New Bank shall be $5,000, divided into 5,000 shares of common stock, each of $1.00 par value. At the time the merger shall become effective (and after the temporary capitalization of the interim bank has been returned to the Corporation), the resulting bank shall have $____________ in capital, a surplus of $____________, and undivided profits of $____________, adjusted, however, for earnings and expenses between ___________, and the Effective Date of the merger.

        5.       Effective Date. The Effective Date of the Merger shall be ______________.

       IN WITNESS WHEREOF, the parties have executed this Merger Agreement by their proper corporate officers duly authorized to execute this Agreement, as of the date first above written.

ATTEST:	Farmers & Merchants State Bank

_________________________________	By:______________________________

ATTEST:	New Farmers & Merchants State Bank

_________________________________	By:______________________________

EXHIBIT B

MERGER AGREEMENT

MERGER AGREEMENT

       MERGER AGREEMENT ("Merger Agreement") made this _____ day of __________________, 2002, by and between Farmers & Merchants State Bank, a state banking organization ("Bank"), and NEW Farmers & Merchants State Bank, a state banking organization ("New Bank").

WITNESSETH

       WHEREAS, Bank and Maunesha Bancshares, Inc. ("Corporation") have entered into an Agreement and Plan of Reorganization dated __________________ ("Agreement"), pursuant to which Bank has agreed to merge with the Corporation's wholly-owned subsidiary, New Bank, in a reverse triangular merger; and

       WHEREAS, Bank and New Bank wish to agree on the terms of the merger now that New Bank has been formed;

        NOW, THEREFORE, the parties agree as follows:

        1.       Incorporation of Plan of Reorganization.   The terms and conditions of the Agreement are incorporated herein by reference in their entirety, and made a part of this Merger Agreement with the same effect as if New Bank had been a party to the Agreement.

        2.       Cooperation.   New Bank shall cooperate with Bank to achieve a prompt consummation of the transactions contemplated in the Agreement, and shall perform all actions necessary or convenient to be performed by it for that purpose.

        3.       Articles of Incorporation.   Effective as of the time this merger shall become effective as specified in the Agreement, the articles of incorporation of that bank resulting from the merger of Bank and New Bank shall read in their entirety as stated in the attached Articles of Incorporation.

        4.       Capital Stock.   The amount of capital stock of New Bank shall be $5,000, divided into 5,000 shares of common stock, each of $1.00 par value. At the time the merger shall become effective (and after the temporary capitalization of the interim bank has been returned to the Corporation), the resulting bank shall have $____________ in capital, a surplus of $____________, and undivided profits of $____________, adjusted, however, for earnings and expenses between ___________, and the Effective Date of the merger.

        5.       Effective Date. The Effective Date of the Merger shall be ______________.

       IN WITNESS WHEREOF, the parties have executed this Merger Agreement by their proper corporate officers duly authorized to execute this Agreement, as of the date first above written.

ATTEST:	Farmers & Merchants State Bank

_________________________________	By:______________________________

ATTEST:	New Farmers & Merchants State Bank

_________________________________	By:______________________________

EXHIBIT C

TAX OPINION OF BOARDMAN, SUHR, CURRY & FIELD LLP

>January 16, 2002

The Board of Directors
Maunesha Bancshares, Inc.
210 West Madison Street
P.O. Box 96
Waterloo, Wisconsin 53594

The Board of Directors
Farmers & Merchants State Bank
210 West Madison Street
P.O. Box 96
Waterloo, Wisconsin 53594

       You have requested that we render an opinion as to the tax consequences to Maunesha Bancshares, Inc. ("Holding Company"), Farmers & Merchants State Bank ("Bank"), New Farmers & Merchants State Bank ("New Bank"), and the shareholders ("Shareholders") of the Bank of a corporate reorganization to form a one-bank holding company, as described in an Agreement and Plan of Reorganization dated _______________, 2002, between the Holding Company and the Bank ("Agreement") and in a certain Prospectus/Proxy Statement dated January 16, 2002.

       We acknowledge that this opinion is provided for the benefit and guidance of the Holding Company and Bank. The shareholders of the Holding Company and the Bank may rely on this opinion.

       In making this opinion, we have relied on the Agreement, the Prospectus/Proxy Statement, the Merger Agreement (to be executed between the Bank and the New Bank), and on the truth and completeness of the warranties, representations, statements and facts contained in those documents. We have also relied upon the truth and completeness of the following representations of the Holding Company and the Bank:

        1.       The fair market value of the Holding Company stock received by each Bank shareholder will be approximately equal to the fair market value of the Bank stock surrendered in the exchange.

        2.       There is no plan or intention by the shareholders of the Bank who own one percent (1%) or more of the Bank stock, and to the best of the knowledge of the management of the Bank, there is no plan or intention on the part of the remaining shareholders to sell, exchange, or otherwise dispose of a number of shares of Holding Company stock received in the transaction that would reduce the shareholders' ownership of Holding Company stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding Bank stock as of the same date. For purposes of this representation, shares of Bank stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Holding Company stock will be treated as outstanding Bank stock on the date of the transaction. Moreover, shares of Holding Company stock held by Bank shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

        3.       Bank shareholders will receive Holding Company stock in exchange for at least 80% of the Bank stock authorized immediately prior to the transaction.

January 16, 2002

        4.       Bank will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the New Bank immediately prior to the transaction. For purposes of this representation, amounts paid by the New Bank to dissenters, amounts paid by the New Bank to shareholders who receive cash or other property, New Bank assets used to pay its reorganization expenses, and all redemption and distributions (except for regular, normal dividends) made by the New Bank immediately preceding the transfer, will be included as assets of the Bank held immediately prior to the transaction.

        5.       Prior to the transaction, the Holding Company will own all of the issued and outstanding stock of the New Bank.

        6.       Following the transaction, the Bank will not issue additional shares of its stock that would result in the Holding Company's ownership of less than 80% of the Bank's common stock.

        7.       The Holding Company has no plan or intention to reacquire any of its stock issued in the transaction.

        8.       The Holding Company has no plan or intention to liquidate the Bank; to merge the Bank with and into another bank or corporation; to sell or otherwise dispose of the stock of the Bank; or to cause the Bank to sell or to otherwise dispose of any of the New Bank's assets acquired in the transaction, except for dispositions made in the ordinary course of business.

        9.       The liabilities of the New Bank assumed by the Bank, and the liabilities to which the transferred assets of the New Bank are subject, were incurred by the New Bank in the ordinary course of its business.

        10.       Following the transaction, the Bank will continue the historic business of the New Bank or use a significant portion of the New Bank's business assets in a business.

        11.       The Holding Company, the New Bank, the Bank, and the shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

        12.       There is no intercorporate indebtedness existing between the Holding Company and the Bank or between the New Bank and the Bank that was issued, acquired or will be settled at a discount.

        13.        No two parties to the transaction are investment companies.

        14.       The New Bank is not under the jurisdiction of a court in a Title 11 (bankruptcy).

        15.       The fair market value of the assets of the New Bank transferred to the Bank will equal or exceed the sum of the liabilities assumed by the Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

        16.       No stock of the New Bank will be issued in the transaction.

       We have not undertaken to verify independently any of the factual matters upon which we rely in providing this opinion. Moreover, we have assumed that no changes have occurred or will occur with respect to the documents described above or the representations set forth in paragraphs 1 through 16 above.

       Based upon and subject to the foregoing, it is our opinion under current law that for federal and State of Wisconsin income tax purposes:

January 16, 2002

        (1)       The proposed merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) by reason of Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended, and Chapter 71 of the Wisconsin Statutes. The reorganization will not be disqualified by reason of the fact that Holding Company common stock is used in the transaction. (Internal Revenue Code Section 368(a)(2)(E).)

        (2)       No gain or loss will be recognized to the New Bank on the transfer of substantially all of its assets to the Bank in exchange for Holding Company common stock and the assumption by the Bank of the liabilities of the New Bank.

        (3)       No gain or loss will be recognized to the Holding Company or the Bank upon the receipt by the Bank of substantially all of the assets of the new Bank in exchange for Holding Company common stock and the assumption by the Bank of the liabilities of the New Bank.

        (4)       The basis of the New Bank assets in the hands of the Bank will be the same as the basis of those assets in the hands of the New Bank immediately prior to the proposed transaction.

        (5)       The holding period of the assets of the New Bank in the hands of the Bank will include the period during which such assets were held by the New Bank.

        (6)       The basis of the Bank stock in the hands of the Holding Company will be increased by an amount equal to the basis of the New Bank assets acquired by the Bank in the transaction, and will be decreased by the amount of liabilities of the New Bank assumed by the Bank and the amount of liabilities to which the acquired assets of the New Bank are subject.

        (7)       No gain or loss will be recognized by the shareholders on the exchange of their Bank common stock for Holding Company common stock; provided, however, that no opinion is expressed with respect to Bank shareholders who dissent from the transaction and receive cash for their Bank stock.

        (8)       The income tax basis of the Holding Company common stock to be received by the shareholders will be the same as the basis of the Bank common stock surrendered in exchange.

        (9)       The holding period of the Holding Company common stock to be received by the shareholders will include the period during which the Bank common stock surrendered in exchange was held, provided that the Bank common stock is held as a capital asset on the date of the exchange.

       Our opinion is limited to specific issues addressed. We express no opinion and make no representation, and no inference is intended or should be drawn from any statement in this letter, as to any other issues involving the transaction.

       We hereby consent to the use of this opinion as Exhibit B of the Prospectus - Proxy Statement and as Exhibit 8 to the S-4 Registration Statement filed with the Securities and Exchange Commission in connection with the reorganization, and to the summary discussion of this opinion and the reference to our firm under the captions “Summary – Federal Income Tax Consequences” and “The Reorganization – Tax Considerations” contained in the Prospectus – Proxy Statement.

BOARDMAN, SUHR, CURRY & FIELD LLP

/s/ Boardman, Suhr, Curry & Field LLP

EXHIBIT D

SECTIONS 221.0706 THROUGH 221.0718
OF THE WISCONSIN STATUTES

221.0706 Right to dissent. (1) MANDATORY DISSENTERS' RIGHTS. A shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the issuer bank is a party.

(b) Consummation of a plan of share exchange if the issuer bank's shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, the bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2) PERMISSIVE DISSENTERS' RIGHTS. The articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter's shares because it does any of the following:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cummulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under s. 221.0506.

(3) RIGHTS OF DISSENTER. A shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under ss. 221.0701 to 221.0718 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer bank.

221.0707 Dissent by shareholders and beneficial shareholders. (1) PARTIAL EXERCISE OF DISSENTERS' RIGHTS. A shareholder may assert dissenters' rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the bank in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a shareholder, who asserts dissenters' rights under this subsection as to fewer than all of the shares registered in his or her name, are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2) RIGHTS OF BENEFICIAL SHAREHOLDERS. A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a) Submits to the bank the shareholder's written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters' rights.

(b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

221.0708 Notice of dissenters' rights. (1) ACTION AT SHAREHOLDER MEETING. If proposed corporate action creating dissenters' rights under s. 221.0706 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters' rights under ss. 221.0701 to 221.0718 and shall be accompanied by a copy of those sections.

(2) ACTION WITHOUT SHAREHOLDER VOTE. If corporate action creating dissenters' rights under s. 221.0706 is authorized without a vote of shareholders, the bank shall notify, in writing and in accordance with s. 221.0103, all shareholders entitled to assert dissenters' rights that the action was authorized and send them the dissenters' notice described in s. 221.0710.

221.0709 Notice of intent to demand payment. (1) METHOD OF ASSERTING DISSENTERS' RIGHTS. If proposed corporate action creating dissenters' rights under s. 221.0706 is submitted to a vote at a shareholders' meeting, a shareholder or beneficial shareholder who wishes to assert dissenters' rights shall do all of the following:

(a) Deliver to the issuer bank before the vote is taken written notice that complies with s. 221.0103 of the shareholder's or beneficial shareholder's intent to demand payment for his or her shares if the proposed action is effectuated.

(b) Refrain from voting his or her shares in favor of the proposed action.

(2) FAILURE TO COMPLY. A shareholder or beneficial shareholder who fails to comply with sub. (1) is not entitled to payment for his or her shares under ss. 221.0701 to 221.0718.

221.0710 Dissenters' notice. (1) WHEN REQUIRED. If a proposed corporate action creating dissenters' rights under s. 221.0706 is authorized at a shareholders' meeting, the bank shall deliver a written dissenters' notice to all shareholders and beneficial shareholders who satisfied s. 221.0709 (1).

(2) TIMING AND CONTENT OF NOTICE. The dissenters' notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders' meeting or without a vote of shareholders, whichever is applicable, and all necessary regulatory approvals are obtained. The dissenters' notice shall comply with s. 221.0103 and shall include or have attached all of the following:

(a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

(b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters' rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d) A date by which the bank must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters' notice is delivered.

(e) A copy of ss. 221.0701 to 221.0718.

221.0711 Duty to demand payment. (1) MANNER OF DEMANDING PAYMENT. A shareholder or beneficial shareholder who is sent a dissenters' notice described in s. 221.0710, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters' notice described in s. 221.0710, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters' notice under s. 221.0710 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2) EFFECT OF DEMAND ON HOLDERS OF CERTIFICATED SHARES. A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3) EFFECT OF FAILURE TO DEMAND. A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters' notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters' notice, is not entitled to payment for his or her shares under ss. 221.0701 to 221.0718.

221.0712 Restriction on uncertificated shares. (1) WHEN TRANSFER RESTRICTIONS PERMITTED. The issuer bank may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under s. 221.0714.

(2) EFFECT OF DEMAND ON HOLDERS OF UNCERTIFICATED SHARES. The shareholder or beneficial shareholder who asserts dissenters' rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

221.0713 Payment. (1) WHEN PAYMENT MADE. Except as provided in s. 221.0715, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the bank shall pay each shareholder or beneficial shareholder who has complied with s. 221.0711 the amount that the bank estimates to be the fair value of his or her shares, plus accrued interest.

(2) MATERIAL TO ACCOMPANY PAYMENT. The payment shall be accompanied by all of the following:

(a) The bank's latest available financial statements, including a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any.

(b) A statement of the bank's estimate of the fair value of the shares.

(c) An explanation of how the interest was calculated.

(d) A statement of the dissenter's right to demand payment under s. 221.0716 if the dissenter is dissatisfied with the payment.

(e) A copy of ss. 221.0701 to 221.0718.

221.0714 Failure to take action. (1) ACTION NOT TAKEN. If an issuer bank does not effectuate the corporate action within 60 days after the date set under s. 221.0710 for demanding payment, the issuer bank shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) ACTION TAKEN AT A LATER DATE. If, after returning deposited certificates and releasing transfer restrictions, the issuer bank effectuates the corporate action, the bank shall deliver a new dissenters' notice under s. 221.0710 and repeat the payment demand procedure.

221.0715 After-acquired shares. (1) WITHHOLDING FOR AFTER-ACQUIRED SHARES. A bank may elect to withhold payment required by s. 221.0713 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters' notice under s. 221.0710 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) PAYMENT. To the extent that the bank elects to withhold payment under sub. (1) after effectuating the corporate action, the bank shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The bank shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under s. 221.0716 if the dissenter is dissatisfied with the offer.

221.0716 Procedure if dissenter is dissatisfied with payment or offer. (1) RIGHTS OF DISSENTER. A dissenter may, in the manner provided in sub. (2), notify the bank of the dissenter's estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, less any payment received under s. 221.0713, or reject the offer under s. 221.0715 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a) The dissenter believes that the amount paid under s. 221.0713 or offered under s. 221.0715 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b) The bank fails to make payment under s. 221.0715 within 60 days after the date set under s. 221.0710 for demanding payment.

(c) The issuer bank, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under s. 221.0710 for demanding payment.

(2) WAIVER OF RIGHTS. A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the bank of his or her demand under sub. (1) in writing within 30 days after the bank makes or offers payment for his or her shares. The notice shall comply with s. 221.0103.

221.0717 Court action. (1) WHEN SPECIAL PROCEEDING REQUIRED. If a demand for payment under s. 221.0716 remains unsettled, the bank shall bring a special proceeding within 60 days after receiving the payment demand under s. 221.0716 and petition the court to determine the fair value of the shares and accrued interest. If the bank does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) WHERE PROCEEDING TO BE BROUGHT. The bank shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the bank is a foreign bank without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer bank that merged with or whose shares were acquired by the foreign bank.

(3) PARTIES TO THE PROCEEDING. The bank shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in s. 801.14.

(4) JURISDICTION. The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) JUDGEMENTS. Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a) The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the bank.

(b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenters' notice under s. 221.0710 (2) (c), for which the bank elected to withhold payment under s. 221.0715.

221.0718 Court costs and counsel fees. (1) ASSESSMENT OF AND LIABILITY FOR COSTS. (a) Notwithstanding ss. 814.01 to 814.04, the court in a special proceeding brought under s. 221.0717 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the bank, except as provided in par.(b).

(b) Notwithstanding ss. 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under s. 221.0716.

(2) WHEN LIABLE FOR FEES AND COSTS. The parties shall bear their own expenses of the proceeding, except that, notwithstanding ss. 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a) Against the bank and in favor of any dissenter if the court finds that the bank did not substantially comply with ss. 221.0708 to 221.0716.

(b) Against the bank or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) PAYMENT OF COUNSEL AND EXPERTS FROM RECOVERY. Notwithstanding ss. 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

EXHIBIT E

ARTICLES OF INCORPORATION AND BYLAWS
OF MAUNESHA BANCSHARES, INC.

ARTICLES OF INCORPORATION -- STOCK FOR-PROFIT CORPORATION

       Executed by the undersigned for the purpose of forming a Wisconsin for-profit corporation under Ch. 180 of the Wisconsin Statutes:

Article 1.  Name of Corporation: Maunesha Bancshares, Inc.

Article 2.  The corporation is organized under Ch. 180 of the Wisconsin Statutes.

Article 3.  The corporation shall be authorized to issue 200,000 shares.
              The par value of each share shall be $2.50.

Article 4.  Name of the initial registered agent: Thomas Wierschem.

Article 5.  Street address of the initial registered office: 210 West Madison Street, P.O. Box 96, Waterloo, Wisconsin 53594.

Article 6.   Other Provisions (OPTIONAL):

See additional provisions of Article 6 attached to and made part of these Articles of Incorporation.

Article 7.  Name and complete address of each incorporator:

       John E. Knight
       Boardman, Suhr, Curry & Field LLP
       P.O. Box 927
       Madison, Wisconsin 53701-0927

/s/ John E. Knight

(Incorporator Signature)

This document was drafted by John E. Knight.

OPTIONAL -- Second choice corporate name if first choice is not available: N/A

DFI CORP FILE ID NO. _____________
Document stamped Received _______________, ______ p.m. by State of Wisconsin, Department of Financial Institutions.
Document stamped Filed _________________, by State of Wisconsin, Department of Financial Institutions.

MAUNESHA BANCSHARES, INC.
ARTICLES OF INCORPORATION

Article 6. (Continued):

        A.       Board of Directors. The number of directors shall not be less than five (5) nor more than nine (9), the exact number of directors to be determined from time to time by the Shareholders at their annual meeting, and such exact number shall be seven (7) until otherwise determined by resolution adopted by the Shareholders at their annual meeting.

       The names and addresses of the persons who are to serve as directors until the first annual meeting of the shareholders or until their successors are elected and shall qualify are:

Dr. Joseph L. Arena	Melvin C. Martin
564 S. Jackson Street	515 Maunesha Drive
Waterloo, WI 53594	Marshall, WI 53559

James Beyer	H. Griff Mason
608 Indian Hills Drive	N405 Morningside Lane
Waterloo, WI 53594	Chetek, WI 54728

Gus Harms	Thomas M. Wierschem
245 Crestview Drive	361 Crestview Drive
Waterloo, WI 53594	Waterloo, WI 53594

James W. Huggett
5274 Ridge Road
Marshall, WI 53559

        B.       Transfer Restrictions.

        1.       Shareholders of the Corporation's capital stock, called the "Stock," may not sell, transfer, assign, encumber, pledge, hypothecate, or in any way dispose of or alienate any of their shares of the Stock, or any right, title or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, in this Part B called a "transfer", without the prior written consent of the Corporation. Provided, however, that the prior written consent of the Corporation shall not be required as to: (i) any transfer between a shareholder and his or her spouse or children, including stepchildren, or any lineal descendant thereof, his or her parents, and his or her siblings and their spouses and their children or between a shareholder and a trust or similar entity whose sole beneficiaries are such persons described above; or (ii) any pledge or hypothecation of shares of the Stock, provided, that as a condition precedent to the effectiveness of either of the transfers described in (i) or (ii) above, the transferee in any such transfer shall agree in writing to be bound by all of the terms and conditions of this Article 6B.

       2.       In the event a shareholder, called the "Selling Shareholder", desires to sell his or her shares of Stock, or any portion of it, called the "Offered Shares", other than in a transaction of the type described in (i) or (ii) above, without first obtaining the written consent of the Corporation, the Selling Shareholder, first, shall give the Corporation written notice of his or her intent to do so, stating in the notice the identity of the proposed purchaser of the Offered Shares, the number of Offered Shares the Selling Shareholder proposes to sell, the proposed consideration for the Offered Shares and the other terms and conditions of the proposed sale of the Offered Shares. The Selling Shareholder shall include with the written notice given to the Corporation under this paragraph a copy of the bona fide written offer to purchase the Offered Shares. The Corporation shall have a right of first refusal to acquire all, but not less than all, of the Offered Shares for the consideration and on the other terms and conditions offered by the proposed purchaser and as contained in the written notice given to the Corporation by the Selling Shareholder. The Corporation shall exercise its right to acquire the Offered Shares by giving written notice to the Selling Shareholder, indicating the number of Offered Shares it will acquire, within seven (7) business days (excluding Saturdays, Sundays and official bank holidays) following receipt of the written notice of the Selling Shareholder. In the event the Corporation does not exercise its acquisition rights within the time period as provided in this Article 6B with respect to all of the Offered Shares, the Selling Shareholder shall be free of the restrictions in this Article 6B for a period of forty-five (45) days thereafter to sell all of the Offered Shares to the purchaser identified in the written notice to the Corporation, and at the same consideration and on the same terms and conditions as set forth in such written notice. Except as provided in this Article 6B, the Selling Shareholder shall be bound by the restrictions and limitations imposed by this Article 6B after any notice of a desire to sell is given and whether or not any such sale actually occurs. As a condition precedent to the effectiveness of any sale of Offered Shares to any person or entity, such purchaser of the Offered Shares shall agree in writing to be bound by all of the terms and conditions of this Article 6B.

        3.        Notwithstanding the provision of Part B.2. above, a shareholder of the Corporation's Stock may not transfer any of his or her shares of the Stock without the prior written consent of the corporation, if at the time of the proposed transfer the Corporation is an S corporation under Section 1361(b) of the Internal Revenue Code of 1986, as amended ("Code"), or any successor provision of the Code in effect at the time of the proposed transfer, to any person that is not eligible to be a shareholder of an S corporation under Section 1361(b) of the Code or any successor provision of the Code or to any person that would cause the Corporation to have more than the maximum permitted number of shareholders under Section 1361(b) of the Code or any successor provision of the Code.

        4.       Each certificate representing shares of the Stock shall have endorsed thereon a legend in substantially the following form:

The shares represented by this certificate and any sale, transfer, or other disposition thereof are restricted under and subject to the terms and conditions contained in Article 6B of the Corporation’s Articles of Incorporation, a copy of which is on file at the offices of the Corporation.

       Any attempted or purported sale, transfer, assignment, encumbrance, pledge, hypothecation or other disposition or alienation of any of the shares of the Stock by a shareholder in violation of this Article 6B shall be null, void and ineffectual, and shall not operate to transfer any right, title or interest whatsoever in or to such shares of the Stock.

        5.       The provision of this Article 6B, may not be amended, altered or repealed except by the affirmative vote of holders of at least two-thirds of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration or repeal be contained in the notice of meeting.

BYLAWS OF
MAUNESHA BANCSHARES, INC.

ARTICLE I. OFFICES

        The principal office of the Corporation shall be located in Waterloo, Jefferson County, Wisconsin.

ARTICLE II. SHAREHOLDERS

        SECTION l. Annual Meeting. The annual meeting of the Shareholders shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix for the purposes of electing Directors and for the transaction of such other business as may come before the meeting. If the election of Directors is not held on the day designated for any annual meeting of the Shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as may be convenient.

        SECTION 2. Special Meetings. Special meetings of the Shareholders, for any purpose, unless otherwise prescribed by statute, may be called by the President or the Board of Directors, and shall be called by the President at the request of Shareholders owning, in the aggregate, not less than ten percent (10%) of all the outstanding shares of the Corporation entitled to vote at the meeting, provided that such Shareholders deliver a signed and dated written demand to the Corporation, describing the purpose(s) for which the meeting is to be held.

        SECTION 3. Place of Meeting. The President may designate any place, either within or without the State of Wisconsin, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation in the State of Wisconsin. Any meeting may be adjourned to reconvene at any place designated by vote of a majority of the shares represented at the meeting.

        SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting, and, in case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) days (unless a longer period is required by law) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary, to each Shareholder of record entitled to vote at the meeting. If mailed, the notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Shareholder at his or her address as it appears on the stock record books of the Corporation, postage prepaid.

        SECTION 5. Quorum; Manner of Acting. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders and a majority of votes cast at any meeting at which a quorum is present shall be decisive of any motion, except that each Director shall be elected by a plurality of the votes cast by the shares entitled to vote. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting.

        SECTION 6. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining Shareholders entitled to notice of or to vote at a meeting of Shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of Shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of Shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the close of business on the date next preceding the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this section, such determination shall be applied to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

        SECTION 7. Proxies. At all meetings of Shareholders, a Shareholder entitled to vote may vote by proxy appointed in writing by the Shareholder or by his or her duly authorized attorney in fact. Proxies shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. A proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary of the Corporation or the acting secretary of the meeting, or by oral notice given by the Shareholder to the presiding officer during the meeting. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies. Proxies may be subject to the examination by any Shareholder at the meeting, and all proxies shall be filed and preserved.

        SECTION 8. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one (l) vote upon each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the Articles of Incorporation.

        SECTION 9. Voting of Shares by Certain Shareholders. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer’s authority to act, in the absence of express notice to this Corporation, given in writing to the Secretary of this Corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation. A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

        SECTION 10. Waiver of Notice by Shareholders. Whenever any notice is required to be given to any Shareholder of the Corporation under the Articles of Incorporation, these Bylaws or any provision of law, a waiver of such notice, in writing, signed at any time (whether before or after the time of meeting) by the Shareholder entitled to such notice, shall be deemed equivalent to the giving of such notice. A waiver with respect to any matter of which notice is required under any provision of Chapter 180, Wisconsin Statutes, shall contain the same information as would have been required to be included in the notice, except the time and place of meeting.

ARTICLE III. BOARD OF DIRECTORS

        SECTION l. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

        SECTION 2. Number of Directors. The number of Directors of the Corporation shall be not less than five (5) nor more than nine (9), the exact number of Directors to be determined from time to time by resolution adopted by a majority of the entire Board of Directors, and such exact number shall be seven (7) until otherwise determined by resolution adopted by a majority of the entire Board of Directors. As used in this Section, “entire Board of Directors” means the total number of Directors which the Corporation would have if there were no vacancies. Whenever the authorized number of Directors is increased between annual meetings of the Shareholders, a majority of the Directors then in office shall then have the power to elect such new Directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of Directors shall not become effective until the expiration of the term of the Directors then in office unless, at the time of such decrease, there shall be vacancies on the Board which were being eliminated by the decrease.

        SECTION 3. Election and Term. The Directors shall be elected by the Shareholders at the regular annual meeting of Shareholders. Each Director shall hold office until the annual meeting of Shareholders occurring at the end of the term to which such Director is elected or appointed in accordance with the Articles of Incorporation of the Corporation and until his or her successor has been elected or until his or her death, resignation or removal in the manner provided in this Article. The persons receiving the greatest number of votes shall be the persons elected.

        SECTION 4. Regular Meetings. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Wisconsin, for the holding of regular meetings of the Board of Directors without other notice than such resolution.

        SECTION 5. Special Meetings. Special meetings of the Board of Directors may be called at any time by or at the request of the President, and shall be called at the request of three or more directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Wisconsin, as the place for holding any special meeting of the Board of Directors called by them.

        SECTION 6. Notice. Notice of any special meeting shall be given at least forty-eight (48) hours in advance of the meeting by written notice delivered personally or mailed to each Director at his or her business address, or by telegram. If mailed, the notice shall be deemed to be delivered when deposited in the United States mail so addressed with postage prepaid. If notice is given by telegram, it shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any Director of the Corporation under the Articles of Incorporation, these Bylaws or any provision of law, a waiver of such notice, in writing, signed at any time (whether before or after the time of meeting) by the Director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a Director at a meeting shall constitute a waiver of notice of that meeting, except where a Director attends a meeting and at the meeting objects to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

        SECTION 7. Quorum. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, a majority of the number of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but a majority of the Directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

        SECTION 8. Participation in Meetings By Conference Telephone. Members of the Board of Directors, or of any committee of the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communication equipment by which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting. All participating Directors shall be informed that a meeting is taking place at which official business may be transacted by conference telephone or similar communication equipment.

        SECTION 9. Manner of Acting. The act of the majority of the Directors then in office shall be the act of the Board of Directors, unless the act of a greater number is required by law, the Articles of Incorporation, or these Bylaws.

        SECTION 10. Removal and Resignation. Any Director may be removed, with or without cause, at any meeting of the Shareholders by the affirmative vote of a majority of the outstanding shares entitled to vote for the election of such Director, taken at a special meeting of Shareholders called for that purpose. A Director may resign at any time by filing his or her written resignation with the Secretary of Corporation.

        SECTION 11. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of Directors, may be filled until the next succeeding annual Shareholders’ meeting by the affirmative vote of a majority of the Directors then in office.

        SECTION 12. Compensation. The Board of Directors, irrespective of any personal interest of any of its members, may establish reasonable compensation of all Directors for services to the Corporation as Directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for, or to delegate authority to, an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to Directors, officers and employees and to their estates, families, dependents, or beneficiaries on account of prior services rendered to the Corporation.

        SECTION 13. Presumption of Assent. A Director of the Corporation who is present at a meeting of the Board of Directors or a committee thereof at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless the dissent or abstention of the Director shall be entered in the minutes of the meeting or unless the Director shall file a written dissent to such action with the person acting as the Secretary of the meeting before adjournment or shall forward such dissent by certified mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

        SECTION 14. Committees. The Board of Directors may designate one or more committees, each committee to consist of three or more Directors elected by the Board of Directors, which to the extent provided in said resolution shall have and may exercise, when the Board of Directors is not in session, the powers of the Board of Directors in the management of the business and affairs of the Corporation, except action in respect to dividends to Shareholders, election of the principal officers, action under or pursuant to the Articles of Incorporation, amendment, alteration or repeal of these Bylaws, or the removal or filling of vacancies in the Board of Directors or committees created pursuant to this section. The Board of Directors may elect one or more of its members as alternate members of any such committee who may take the place of any absent member or members at any meeting of such committee, upon request by the President or upon request by the chairman of such meeting. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

        SECTION 15. Informal Action Without Meeting. Any action required or permitted by the Articles of Incorporation, these Bylaws, or any provision of law to be taken by the Board of Directors at a meeting or by resolution may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the Directors then in office.

ARTICLE IV. OFFICERS

        SECTION l. Number, Election and Term of Office. The principal Officers of the Corporation shall be a President, one (1) or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other Officers and Assistant Officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person. Each Officer shall hold office until the next annual meeting of Shareholders and his or her successor shall have been duly elected or until his or her death or until he or she resigns or is removed in the manner provided below.

        SECTION 2. Removal. Any Officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby. Any such removal shall be without prejudice to the contract rights, if any, of the person being removed. Election or appointment shall not of itself create contract rights.

         SECTION 3. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification, or otherwise, shall be filled by the Board of Directors.

        SECTION 4. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. The President shall, when present, preside at all meetings of the Shareholders and of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the Corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign, execute, and acknowledge, on behalf of the Corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports, and all other documents or instruments necessary or proper to be executed in the course of the Corporation’s regular business, or which shall be authorized by resolution of the Board of Directors. Except as otherwise provided by law or the Board of Directors, the President may authorize any Vice President or other Officer or agent of the Corporation to sign, execute, and acknowledge such documents or instruments in his place and stead. In general, the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

        SECTION 5. The Vice President. In the case of the removal of the President from office, or death or resignation, the powers and duties of the office shall devolve upon the Vice President, who shall perform all duties of the office until a meeting of the directors is held and a President is elected. The Board of Directors shall empower a Vice President to discharge the duties of the President in the event of absence or disability of the President. In general, the Vice President shall perform all duties incident to the office of Vice President and such other duties as may be prescribed by the Board of Directors and the President from time to time.

        SECTION 6. The Secretary. The Secretary shall: (a) keep the minutes of the Shareholders’ and of the Board of Directors’ meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records; (d) keep a register of the post office address of each Shareholder which shall be furnished to the Secretary by such Shareholder; (e) sign with the President, or Vice President, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general, perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be designated or assigned to the Secretary by the President or by the Board of Directors.

        SECTION 7. The Treasurer. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for monies due and payable to the Corporation from any source whatsoever; and deposit all such monies in the name of the Corporation, in such banks or other depositories as shall be selected in accordance with the provisions of ARTICLE V of these Bylaws; and (b) in general, perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to the Treasurer by the President or by the Board of Directors.

        SECTION 8. Compensation. The compensation of the Officers shall be fixed from time to time by the Board of Directors and no Officer shall be prevented from receiving such compensation by reason of the fact that he or she is also a Director of the Corporation.

ARTICLE V. CONTRACTS, LOANS, CHECKS AND DEPOSITS

        SECTION l. Contracts. The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authorization may be general or confined to specific instances.

         SECTION 2. Loans. No loans may be contracted on behalf of the Corporation and no evidences of indebtedness may be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

        SECTION 3. Checks, Drafts, Etc. All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation shall be signed by such Officer or Officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the Board of Directors.

        SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories as may be selected by or under the authority of the Board of Directors.

        SECTION 5. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this Corporation may be voted at any meeting of security holders of such other corporation by the President of this Corporation if he be present, or, in his absence, by the Vice President of this Corporation, and (b) whenever, in the judgment of the President, or in his absence, the Vice President, it is desirable for this Corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this Corporation, such proxy or consent shall be executed in the name of this Corporation by the President or Vice President of this Corporation, without necessity of any authorization by the Board of Directors, affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this Corporation shall have full right, power, and authority to vote the shares or other securities issued by such other corporation and owned by this Corporation the same as such shares or other securities might be voted by this Corporation.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

        SECTION l. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Each certificate shall be signed by the President and by the Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

        SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by the holder’s attorney authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

        SECTION 3. Restriction Upon Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the Corporation upon the transfer of such shares.

        SECTION 4. Lost, Destroyed or Stolen Certificates. Where the owner claims that his or her certificate for shares has been lost, destroyed or wrongfully taken, a new certificate shall be issued in place thereof if the owner (a) so requests before the Corporation has notice that such shares have been acquired by a bona fide purchaser, (b) files with the Corporation a sufficient indemnity bond, and (c) satisfies such other reasonable requirements as the Board of Directors may prescribe.

        SECTION 5. Consideration for Shares. The shares of the Corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors. The consideration to be paid for shares may be paid in whole or in part in money, in other property, tangible or intangible, or in labor or services actually performed for the Corporation. When payment of the consideration for which shares are to be issued shall have been received by the Corporation, such shares shall be deemed to be fully paid and nonassessable by the Corporation, except as required by law. No certificate shall be issued for any share until such share is fully paid.

        SECTION 6. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Wisconsin as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the Corporation.

ARTICLE VII. LIABILITY AND INDEMNIFICATION OF

DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS; INSURANCE

        SECTION 1. Liability of Directors. No Director shall be liable to the Corporation, its Shareholders, or any person asserting rights on behalf of the Corporation or its Shareholders, for damages, settlements, fees, fines, penalties, or other monetary liabilities arising from a breach of, or a failure to perform, any duty resulting solely from his or her status as a Director of the Corporation (or from his or her status as a director, officer, partner, trustee, member of any governing or decision-making committee, employee or agent of another corporation or foreign corporation, partnership, joint venture, trust or other enterprise, including service to an employee benefit plan, which capacity the Director is or was serving in at the Corporation’s request while a Director of the Corporation) to the fullest extent not prohibited by law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to further limit or eliminate the liability of a Director than the law permitted the Corporation to provide prior to such amendment); provided, however, that this limitation on liability shall not apply where the breach or failure to perform constitutes (a) a willful failure to deal fairly with the Corporation or its Shareholders in connection with a matter in which the Director has a material conflict of interest; (b) a violation of criminal law, unless the Director had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the Director derived an improper personal benefit; or (d) willful misconduct.

        SECTION 2. Liability of Officers. No Officer shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him or her as an officer of the Corporation (or as an officer, director, partner, trustee, member of any governing or decision-making committee, employee or agent of another corporation or foreign corporation, partnership, joint venture, trust or other enterprise, including service to an employee benefit plan, which capacity the Officer is or was serving in at the Corporation’s request while being an Officer of the Corporation) in good faith, if such person (a) exercised and used the same degree of care and skill as a prudent person would have exercised or used under the circumstances in the conduct of his or her own affairs, or (b) took or omitted to take such action in reliance upon information, opinions, reports or statements prepared or presented by: (1) an officer or employee of the Corporation whom the officer believed in good faith to be reliable and competent in the matters presented, or (2) legal counsel, public accountants and other persons as to matters the officer believed in good faith were within the person’s professional or expert competence.

       SECTION 3. Indemnification of Directors, Officers, Employees and Agents.

        (a)        Right of Directors and Officers to Indemnification. Any person shall be indemnified and held harmless to the fullest extent permitted by law, as the same may exist or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader indemnification rights than the law permitted the Corporation to provide prior to such amendment), from and against all reasonable expenses (including fees, costs, charges, disbursements, attorney fees and any other expenses) and liability (including the obligation to pay a judgment, settlement, penalty, assessment, forfeiture or fine, including an excise tax assessed with respect to an employee benefit plan) asserted against, incurred by or imposed on him or her in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding") to which he or she is made or threatened to be made a party by reason of his or her being or having been a Director or Officer of the Corporation (or by reason of, while serving as a Director or Officer of the Corporation, having served at the Corporation's request as a director, officer, partner, trustee, member of any governing or decision-making committee, employee or agent of another corporation or foreign corporation, partnership, joint venture, trust or other enterprise, including service to an employee benefit plan); provided, however, in situations other than a successful defense of a proceeding, the Director or Officer shall not be indemnified where he or she breached or failed to perform a duty to the Corporation and the breach or failure to perform constitutes (a) a willful failure to deal fairly with the Corporation or its Shareholders in connection with the matter in which the Director or Officer has a material conflict of interest; (b) a violation of criminal law, unless the Director or Officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the Director or Officer derived an improper personal benefit; or (d) willful misconduct. Such rights to indemnification shall include the right to be paid by the Corporation reasonable expenses as incurred in defending such proceeding; provided, however, that payment of such expenses as incurred shall be made only upon such person delivering to the Corporation (a) a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the Corporation, and (b) a written undertaking, executed personally or on his or her behalf, to repay the allowance to the extent it is ultimately determined that such person is not entitled to indemnification under this provision. The Corporation may require that the undertaking be secured and may require payment of reasonable interest on the allowance to the extent that it is ultimately determined that such person is not entitled to indemnification.

         (b)       Right of Director or Officer to Bring Suit. If a claim under subsection (a) is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the reasonable expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standards of conduct under this Section which make it permissible for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation.

         (c)       Indemnification For Intervention, Etc. The Corporation shall not, however, indemnify a Director or Officer under this Section for any liability incurred in a proceeding otherwise initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor by the person seeking indemnification unless such initiation of or participation in the proceeding is authorized, either before or after its commencement, by the affirmative vote of the majority of the Directors in Office.

         (d)       Right of Employees and Agents to Indemnification. The Corporation by its Board of Directors may on such terms as the Board deems advisable indemnify and allow reasonable expenses of any employee or agent of the Corporation with respect to any action taken or failed to be taken in his or her capacity as such employee or agent.

        SECTION 4. Contract Rights; Amendment or Repeal. All rights under this Article shall be deemed a contract between the Corporation and the Director or Officer pursuant to which the Corporation and the Director or Officer intend to be legally bound. Any repeal, amendment or modification of this Article shall be prospective only as to conduct of a Director or Officer occurring thereafter, and shall not affect any rights or obligations then existing.

        SECTION 5. Scope of Article. The rights granted by this Article shall not be deemed exclusive of any other rights to which a Director, Officer, employee or agent may be entitled under any statute, agreement, vote of Shareholders or disinterested Directors or otherwise. The indemnification and advancement of expenses provided by or granted pursuant to this Article shall continue as to a person who has ceased to be a Director or Officer in respect to matters arising prior to such time, and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

        SECTION 6. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, member of any governing or decision-making committee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service to an employee benefit plan, against any liability asserted against that person or incurred by that person in any such capacity, or arising out of that person’s status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article.

        SECTION 7. Prohibited Indemnification and Insurance. Notwithstanding any other Section in this Article, the Corporation shall not be required to indemnify and may not purchase and maintain insurance if such indemnification or insurance is prohibited under applicable federal law or regulation, but shall indemnify and may purchase and maintain insurance in accordance with this Article to the extent such indemnification and insurance is not prohibited under applicable federal law or regulation.

ARTICLE VIII. TRANSACTIONS WITH
CORPORATION; DISALLOWED EXPENSE

        SECTION 1. Transactions with the Corporation. Any contract or other transaction between the Corporation and one or more of its Directors, or between the Corporation and any firm of which one or more of its Directors are members or employees, or in which they are interested, or between the Corporation and any corporation or association of which one or more of its Directors are Shareholders, members, directors, officers, or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such Director or Directors at the meeting of the Board of Directors of the Corporation, which acts upon, or in reference to, such contract or transaction, and notwithstanding his or their participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize, approve and ratify such contract or transaction by a vote of a majority of the Directors present, such interested Director or Directors to be counted in determining whether a quorum is present, but not counted in calculating the majority of such quorum necessary to carry such vote. This Section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

        SECTION 2. Reimbursement of Disallowed Expenses. In the event any payment (either as compensation, interest, rent, expense reimbursement or otherwise) to any Officer, Director or Shareholder which is claimed as a deduction by this Corporation for federal income tax purposes shall subsequently be determined not to be deductible in whole or in part by this Corporation, the recipient shall reimburse the Corporation for the amount of the disallowed payment, provided that this provision shall not apply to any expense where the Board, in its sole discretion, determines such disallowance (including any concession of such issue by the Corporation in connection with the settlement of other issues in a disputed case) is manifestly unfair and contrary to the facts. For purposes of this provision, any such payment shall be determined not to be deductible when and only when either (a) the same may have been determined by a court of competent jurisdiction and either the Corporation shall not have appealed from such determination or the time for perfecting an appeal shall have expired or (b) such disallowed deduction shall constitute or be contained in a settlement with the Internal Revenue Service which settlement may have been authorized by the Board of Directors.

ARTICLE IX. FISCAL YEAR

        The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December in each year.

ARTICLE X. DIVIDENDS

        The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE XI. SEAL

        The Corporation shall not have a corporate seal, and all formal corporate documents shall carry the designation “No Seal” along with the signature of the Officers.

ARTICLE XII. AMENDMENT

        SECTION 1. By Shareholders. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Shareholders by affirmative vote of not less than a majority of the outstanding shares of the Corporation entitled to vote.

        SECTION 2. By Directors. These Bylaws may also be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors by affirmative vote of not less than a majority of the directors then in office; but no Bylaw adopted by the Shareholders shall be amended or repealed by the Board of Directors if the Bylaw so adopted so provides.

        SECTION 3. Implied Amendments. Any action taken or authorized by the Shareholders which would be inconsistent with the Bylaws then in effect but is taken or authorized by affirmative vote of not less than the number of shares required to amend the Bylaws so that the Bylaws would be consistent with such action shall be given the same effect as though the Bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

       Sections 180.0850 through 180.0859 of the Wisconsin Statutes permit and in some cases require indemnification of directors, officers, employees, and agents of a Wisconsin corporation. In general, such indemnification is required unless the person violates a duty of loyalty or a duty of care as specifically set forth in the statutes. Section 180.0851, Wis. Stats.

        Article VII of the registrant's bylaws provide for indemnification of officers and directors under terms and conditions that follow the statutory language cited above. A complete copy of the bylaws is included in Exhibit 3 hereto.

Item 21. Exhibits and Financial Statement.

        Schedules

               (a)   Exhibits. The following exhibits are submitted:

Exhibit No.	Description
2	Agreement and Plan of Reorganization (set forth as an exhibit to the Prospectus)
3	Articles of Incorporation and bylaws of Maunesha Bancshares, Inc. (set forth as an exhibit to the Prospectus)
4	Specimen stock certificate of Maunesha Bancshares, Inc.
5	Opinion of Boardman, Suhr, Curry & Field LLP
8	Tax Opinion of Boardman, Suhr, Curry & Field LLP (set forth as an exhibit to the Prospectus)
23	Consent of Boardman, Suhr, Curry & Field LLP (included in opinion)
99	Form of Proxy for shareholders of Farmers & Merchants State Bank
(b)	No financial statement schedules are required to be filed with regard to Maunesha Bancshares, Inc. or Farmers & Merchants State Bank.

Item 22.Undertakings.

        (1)   The registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                 (a)   Include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended ("Act");

                 (b)   Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

                 (c)   Include any additional or changed material information on the plan of distribution.

        (2)   For determining liability under the Act, the registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3)   The registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        (4)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (5)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (6)   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liability arising under the Act (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wisconsin Dells, State of Wisconsin, on the 12th day of March, 2002.

Maunesha Bancshares, Inc.
By:

/s/ Thomas W. Wierschem
Thomas W. Wierschem, President

        In accordance with the requirements of the Securities Act of 1933, amended this Registration Statement was signed by the following persons in the capacities indicated on the 12th day of March, 2002.

Signature	Title(s)
/s/ Thomas M. Wierschem	President/Treasurer/Director
Thomas M. Wierschem

/s/James A. Beyer	Vice President/Secretary/Director
James A. Beyer

/s/ Joseph L. Arena	Director
Dr. Joseph L. Arena

/s/ Gus Harms	Director
Gus Harms

/s/ James W. Huggett	Director
James W. Huggett

/s/ Melvin C. Martin	Director
Melvin C. Martin

/s/ H. Griff Mason	Director
H. Griff Mason

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

----------

FORM S-4/A

AMENDED REGISTRATION STATEMENT

Under

The Securities Act of 1933

----------

Maunesha Bancshares, Inc.
(Exact name of registrant as specified in its charter)

E X H I B I T S

INDEX TO EXHIBITS

Exhibit No.	Description
2	Agreement and Plan of Reorganization (set forth as an exhibit to the Prospectus)
3	Articles of Incorporation and bylaws of Maunesha Bancshares, Inc. (set forth as an exhibit to the Prospectus)
4	Specimen stock certificate of Maunesha Bancshares, Inc.
5	Opinion of Boardman, Suhr, Curry & Field LLP
8	Tax Opinion of Boardman, Suhr, Curry & Field LLP (set forth as an exhibit to the Prospectus)
23	Consent of Boardman, Suhr, Curry & Field LLP (included in opinion)
99	Form of Proxy for shareholders of Farmers & Merchants State Bank

EXHIBIT 4

STOCK CERTIFICATE

SPECIMEN

STOCK CERTIFICATE

NUMBER	SHARES:

RESTRICTED STOCK

Incorporated under the laws of the State of Wisconsin.

Maunesha Bancshares, Inc.

        This certifies that ______________________ is the owner of ______________________ (common shares —$2.50 par value) full paid and non-assessable transferable on the books of the Corporation in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

        IN WITNESS WHEREOF the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation this _____ day of ___________ A.D., 20 __.

_________________________________	_________________________________
Secretary	President

ON REVERSE:

        FOR VALUE RECEIVED, _____ hereby sell, assign and transfer unto ____________________ __________ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint _____________________________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________________, 20 ___.

In presence of:

_______________________________

_______________________________

THE SHARES REPRESENTED BY THIS CERTIFICATE AND ANY SALE, TRANSFER, OR OTHER DISPOSITION THEREOF ARE RESTRICTED UNDER AND SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN ARTICLE 6 OF THE CORPORATION'S ARTICLES OF INCORPORATION, A COPY OF WHICH IS ON FILE AT THE OFFICES OF THE CORPORATION.

EXHIBIT 5
OPINION OF BOARDMAN, SUHR, CURRY & FIELD LLP

January 16, 2002

Maunesha Bancshares, Inc.
210 West Madison Street
P.O. Box 96
Waterloo, WI 53594

       Reference is made to the amended Registration Statement on Form S-4/a (the "Registration Statement") to be filed by Maunesha Bancshares, Inc. (the "Corporation") with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to shares of Common Stock of the Corporation, issuable by the Corporation in connection with a reorganization ("Common Stock"), as described in the Prospectus included in the Registration Statement.

       As counsel to the Corporation for purposes of the reorganization, we are familiar with the Articles of Incorporation and the Bylaws of the Corporation. We also have examined, or caused to be examined, such other documents and instruments and have made, or caused to be made, such further investigation as we have deemed necessary or appropriate to render this opinion.

       Based upon the foregoing, it is our opinion that:

         1.       The Corporation is duly incorporated and validly existing as a corporation under the laws of the State of Wisconsin.

         2.       The shares of Common Stock of the Corporation when issued upon consummation of the reorganization and delivered to the shareholders of Farmers & Merchants State Bank in accordance with the provisions of the Agreement and Plan of Reorganization dated_______________, 200_, will be validly issued, fully paid and non-assessable under applicable Wisconsin law, except for statutory liability under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Section 180.0622(2)(b) imposes a statutory liability on shareholders of every corporation up to an amount equal to the par value of their shares, and to the consideration for which their shares without par value were issued, for all debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any one case.

       We hereby consent to the use of this opinion as Exhibit 5 to the Registration Statement, and we further consent to the use of our name in the Registration Statement under the captions "Legal Matters" and "Tax Considerations." In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission issued thereunder.

BOARDMAN, SUHR, CURRY & FIELD LLP

/s/ Boardman, Suhr, Curry & Field LLP

EXHIBIT 99

PROXY

FARMERS & MERCHANTS STATE BANK
PROXY

SPECIAL MEETING OF SHAREHOLDERS

Know all men by these presents that I, the undersigned shareholder in Farmers & Merchants State Bank, do hereby appoint _____________________________________________,and each of them individually, my true and lawful attorney, substitute, and proxy, with power of substitution, for me and in my name to vote at the Special Meeting of Shareholders of Farmers & Merchants State Bank, to be held on _______, April 23, 2002 at ____ a.m./p.m., local time, or at any adjournment of that meeting, with all powers I should have if personally present, hereby revoking all proxies heretofore given. I acknowledge that I have received a Notice of Special Meeting of Shareholders and a Proxy Statement relating to the special meeting. I hereby direct that the person(s) designated above vote as follows:

(1)        FOR [ ]              AGAINST [ ]               ABSTAIN [ ]

the following resolution:

RESOLVED, that the formation of a bank holding company for Farmers & Merchants State Bank, pursuant to the terms and conditions of an Agreement and Plan of Reorganization between Farmers & Merchants State Bank and Maunesha Bancshares, Inc. and a Merger Agreement between Farmers & Merchants State Bank and New Farmers & Merchants State Bank, whereby (i) Farmers & Merchants State Bank will become a wholly-owned subsidiary of Maunesha Bancshares, Inc., and (ii) shareholders of Farmers & Merchants State Bank will become shareholders of Maunesha Bancshares, Inc., is hereby authorized and approved.

        (2)       In his/her discretion as to any other matters that may properly come before the annual meeting or any adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE REORGANIZATION

        This proxy, when properly signed, will be voted in the manner directed by the undersigned shareholder. If the manner in which to vote is not supplied, the undersigned shareholder will be deemed to have designated a vote “FOR” the formation of the bank holding company.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

       PLEASE SIGN, DATE AND RETURN THIS PROXY, USING THE ENCLOSED ENVELOPE. Please sign exactly as your name appears on your stock certificates. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

       Dated: _________________________.

________________________________________________
Signature